CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED
DECEMBER 31, 2009 and 2008

(Expressed in Canadian Dollars, unless otherwise stated)

Management’s Report on Internal Control over Financial Reporting

The management of Great Basin Gold Ltd. is responsible for establishing and maintaining adequate internal control over financial reporting. The United States Securities and Exchange Act of 1934 Rule 13a-15(f) and 15d-15(f) define this as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

  Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
  Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
  Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that may have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009. In making this assessment, the Company’s management used the criteria, established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

During the 2009 fiscal year, no changes occurred in the Company’s internal controls over financial reporting that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Based upon this assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2009.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2009 has been audited by PricewaterhouseCoopers LLP, our independent auditors, as stated in their report which appears herein.

/s/ Ferdinand Dippenaar	/s/ Lourens A. van Vuuren
Chief Executive Officer	Chief Financial Officer

Vancouver, British Columbia
March 22, 2010

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 (604) 806 7000
Facsimile +1 (604) 806 7806

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Great Basin Gold Limited

We have completed integrated audits of Great Basin Gold Limited’s (the “Company”) 2009 and 2008 consolidated financial statements and of its internal control over financial reporting as at December 31, 2009.  Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of Great Basin Gold Limited as at December 31, 2009 and December 31, 2008, and the related consolidated statements of operations and comprehensive loss, statement of shareholders’ equity and deficit and statement of cash flows for each of the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company’s financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and December 31, 2008 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited the Company’s internal control over financial reporting as at December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, or, as the context requires, the PricewaterhouseCoopers global network or other member firms of the network, each of which is a separate legal entity.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2009 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, BC
March 22, 2010

GREAT BASIN GOLD LTD.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

		December 31	December 31
	Note	2009	2008
Assets
Current assets
Cash and cash equivalents	8	$89,464,362	$33,549,118
Amounts receivable	9	5,053,346	4,940,950
Inventory	10	26,312,072	8,246,093
Available-for-sale financial instruments	11	4,960,683	899,624
Held-for-trading financial instruments	12	207,452	79,960
Other assets		3,302,634	5,867,183
Due from related parties	17	–	23,174
		129,300,549	53,606,102
Property, plant and equipment	13	191,474,362	48,849,185
Reclamation deposits	14	4,590,267	2,886,539
Mineral property interests	15	222,918,688	259,858,656
Total Assets		$548,283,866	$365,200,482

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	16	$29,206,015	$26,276,562
Due to related parties	17	–	252,854
Current portion of long term borrowings	18	43,768,157	916,745
		72,974,172	27,446,161

Long term borrowings	18	86,947,674	62,060,594
Future income taxes	19	10,659,240	14,747,392
Site reclamation obligations	20	3,990,230	3,738,380
		101,597,144	80,546,366
Shareholders' equity
Share capital	21 (a)	567,596,040	428,656,646
Warrants	21 (c)	13,103,653	24,005,896
Contributed surplus	21 (d)	83,266,446	21,599,521
Deficit		(265,712,738)	(217,267,111)
Accumulated other comprehensive (loss) income		(24,540,851)	213,003
		373,712,550	257,207,955

Total Liabilities and Shareholders' Equity		$548,283,866	$365,200,482

Nature of operations	1
Segment disclosure	23
Contingencies and commitments	15 (c); 24
Subsequent events	25

See accompanying notes to consolidated financial statements.

Approved by the Board of Directors

/s/ Ferdinand Dippenaar	/s/ Ronald W. Thiessen
Ferdinand Dippenaar	Ronald W. Thiessen
Chief Executive Officer	Director

GREAT BASIN GOLD LTD.
Consolidated Statement of Operations and Comprehensive Loss
(Expressed in Canadian Dollars)

		Years ended December 31
	Note	2009	2008

Revenue		$33,737,518	$24,716,323
(Expenses) income
Production cost		(20,614,777)	(18,177,231)
Depletion charge		(3,178,627)	(6,344,218)
Exploration expenses (see schedule)		(16,592,052)	(23,902,737)
Pre-development expenses (see schedule)		(25,868,727)	(62,597,563)
Accretion of reclamation obligation		(83,211)	(31,722)
Conference and travel		(1,553,685)	(1,607,065)
Corporate social responsibility		(1,084,425)	–
Environmental impact study		(982,591)	–
Foreign exchange gain (loss)		2,548,889	(2,737,378)
Legal, accounting, and audit		(883,575)	(1,759,612)
Mineral properties written off	15 (f)(i)	(154,065)	–
Office and administration		(4,150,504)	(7,396,242)
Other income		92,702	176,877
Salaries and compensation
Salaries and wages		(6,628,032)	(6,844,782)
Stock-based compensation	21 (b)	(8,283,947)	(9,082,504)
Shareholder communications		(500,639)	(698,978)
Trust and filing		(335,651)	(664,131)
Loss before the undernoted and income taxes		(54,515,399)	(116,950,963)
(Loss) gain on sale of assets		(14,520)	173,490
Transaction cost		–	(18,768)
Interest expense		(144,265)	(1,273,694)
Interest income		2,910,980	2,357,564
Loss from associate		–	(351,446)
Net unrealized loss on held-for-trading financial instruments		(2,214,776)	(753,040)
Loss before income taxes		(53,977,980)	(116,816,857)
Future income tax recovery	19	5,532,353	31,944,779
Loss for the year		$(48,445,627)	$(84,872,078)

Other comprehensive loss
Unrealized gain (loss) on available-for-sale financial instruments	11 (a)	3,025,751	(2,701,263)
Unrealized (loss) gain on foreign exchange translation of self-sustaining foreign operations		(27,779,605)	2,311,394
Other comprehensive loss		$(24,753,854)	$(389,869)

Total comprehensive loss for the year		$(73,199,481)	$(85,261,947)

Basic and diluted loss per share		$(0.16)	$(0.40)

Weighted average number of common shares outstanding		310,068,448	211,282,760

See accompanying notes to consolidated financial statements.

GREAT BASIN GOLD LTD.
Consolidated Statements of Shareholders' Equity and Deficit
(Expressed in Canadian Dollars)

		Year ended		Year ended
	Note	December 31, 2009		December 31, 2008

		Number of		Number of
Common shares		shares		shares
Balance at beginning of the year		215,166,542	$428,656,646	203,395,902	$390,139,711
Equity line: shares issued for cash, net of share issue costs	21 (e)	2,846,800	3,910,984	–	–
Public offering: shares issued for cash, net of share issue costs	21 (g)	115,000,000	132,699,566	–	–
Share purchase options exercised	21 (b)	1,124,675	2,293,644	2,250,386	6,731,694
Shares issued for mineral properties	21 (f)	20,000	35,200	10,000	29,700
Shares issued for Rusaf Gold Limited, April 2008	15 (c)	–	–	6,613,636	22,787,802
Shares issued for Rusaf Gold Limited, July 2008	15 (c)	–	–	22,041	76,923
Shares issued for Puma Gold (Pty) Ltd, July 2008	15 (b)	–	–	1,862,354	6,648,604
Rusaf share purchase warrants exercised, October 2008	21 (d)(i)	–	–	13,333	18,409
Share purchase warrants exercised	21 (c)(iv)	–	–	998,890	2,223,803
Balance at end of the year		334,158,017	$567,596,040	215,166,542	$428,656,646

		Number of		Number of
Share purchase warrants		warrants		warrants
Balance at beginning of the year		49,180,312	$24,005,896	31,433,202	$17,934,934
Warrants issued pursuant to Senior Secured Notes	21 (c)(iii)	8,248,240	–	18,746,000	6,616,856
Warrants issued pursuant to public offering, net of share issue costs	21 (g)	57,500,000	5,307,983	–	–
Exercised	21 (c)(iv)	–	–	(998,890)	(545,894)
Expired	21 (c)(i)	(28,750,000)	(16,210,226)	–	–
Balance at end of the year		86,178,552	$13,103,653	49,180,312	$24,005,896

Contributed surplus
Balance at beginning of the year			$21,599,521		$11,509,102
Stock-based compensation	21 (b)		12,104,310		10,411,804
Share purchase options exercised, credited to share capital	21 (d)		(809,167)		(2,076,452)
Rusaf share purchase options exercised, credited to share capital	21 (d)(i)		–		(8,409)
Fair value of share purchase warrants expired	21 (c)(i)		16,210,226		–
Future income tax on expired share purchase warrants	19		(1,293,750)		–
Convertible bond equity component	18 (d)		35,455,306		–
Options and warrants issued on acquisition of Rusaf Gold Limited	21 (d)(i)		–		1,763,476
Balance at end of the year			$83,266,446		$21,599,521

Deficit
Balance at beginning of the year			$(217,267,111)		$(132,395,033)
Net loss for the year			(48,445,627)		(84,872,078)
Balance at end of the year			$(265,712,738)		$(217,267,111)

Accumulated other comprehensive (loss) income
Balance at beginning of the year			$213,003		$602,872
Unrealized gain (loss) on available-for-sale financial instruments	11 (a)		3,025,751		(2,701,263)
Accumulated unrealized (loss) gain on foreign exchange translation of			(27,779,605)		2,311,394
self-sustaining foreign operations
Balance at end of the year			$(24,540,851)		$213,003

TOTAL SHAREHOLDERS' EQUITY			$373,712,550		$257,207,955

See accompanying notes to consolidated financial statements.

GREAT BASIN GOLD LTD.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	Years ended December 31
	2009	2008
Operating activities
Loss for the period	$(48,445,627)	$(84,872,078)
Items not involving cash
Depreciation	3,190,944	3,100,780
Future income tax recovery	(5,540,379)	(31,944,779)
Loss (gain) on sale of assets	14,520	(173,490)
Unrealized loss on held-for-trading financial instruments	2,214,776	753,040
Loss from associate	–	351,446
Mineral properties written off	154,065	–
Non-cash stock-based compensation expense	9,343,055	10,411,804
Provision for site reclamation cost	–	478,953
Unrealized foreign exchange (gain) loss	(4,046,663)	5,216,445
Accretion reclamation obligation	80,165	31,722
Amortization	54,152	18,768
Depletion	3,178,627	6,344,218
Interest expense accrual	120,342	1,837,874
Interest income accrual	(518,807)	–
Changes in non-cash operating working capital
Amounts receivable	(880,932)	(713,984)
Prepaid expenses	26,523	249,427
Inventory	(14,846,236)	(8,046,908)
Accounts payable and accrued liabilities	651,410	20,078,224
Cash used in operating activities	(55,250,065)	(76,878,538)

Investing activities
Mineral property acquisition costs	(61,204)	(2,690,291)
Acquisition of shares in Rand Mutual Assurance	–	(5)
Proceeds on sale of assets	64,271	471,306
Additions to property, plant and equipment	(118,187,441)	(34,552,892)
Transfer to other assets	–	(4,064,100)
Purchase of shares in Kryso Resources Plc	–	(274,798)
Reclamation deposits	(1,795,074)	(1,181,398)
Cash used in investing activities	(119,979,448)	(42,292,178)

Financing activities
Common shares and warrants issued for cash, net of issue costs	143,403,010	6,247,772
Advances received from long-term borrowings	119,905,933	65,954,894
Repayment of long term borrowings	(33,883,980)	–
Advances to other parties	–	(985,000)
Advances (to) from related parties	(229,680)	616,220
Cash generated from financing activities	229,195,283	71,833,886

Increase (decrease) in cash and cash equivalents	53,965,770	(47,336,830)
Cash and cash equivalents, beginning of year	33,549,118	78,362,954
Foreign exchange movement on cash and cash equivalents	1,949,474	(1,977,969)
Cash acquired through the acquisition of Puma Gold (Pty) Ltd	–	5,987
Cash acquired through the acquisition of Rusaf Gold Limited	–	4,494,976
Cash and cash equivalents, end of year	$89,464,362	$33,549,118

Refer to note 22 of the Notes to the Consolidated Financial Statements for supplementary information to the cash flow statement.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(Expressed in Canadian Dollars unless otherwise stated)

1.	Nature of operations

Great Basin Gold Ltd. (“Great Basin” or “the Company”) is incorporated under the laws of the Province of British Columbia and is a pre-production mining company engaged in the acquisition, exploration, development and trial mining of precious metal deposits. The Company currently has two material projects both of which are at the trial mining stage, namely (a) the Hollister gold project, acquired in 1997, and which is located on the Carlin Trend goldfield in Nevada, USA (the “Hollister Property”) and (b) the Burnstone gold project, acquired in 2002, and which is located in the Witwatersrand Goldfields in South Africa (the “Burnstone Property”).

The Company is also conducting early stage exploration on a number of other prospects, primarily in Tanzania and Mozambique.

The Esmeralda property was acquired in December 2008, for US$2 million and the assumption of the existing environmental bond, primarily for its ore processing facility which the Company refurbished.

2.	Basis of preparation and principles of consolidation

These consolidated financial statements (“financial statements”) have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”), which, as described in note 26, differ in certain respects from accounting principles generally accepted in the United States of America.

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied in all years presented, unless otherwise stated.

These financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

Subsidiaries: are those entities in which the Company has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies. Subsidiaries are consolidated from the date on which control is acquired and are no longer consolidated when control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at acquisition date. Non-controlling interests are recorded at a proportion of the net identifiable assets acquired.

The excess of the cost of acquisition over the fair value of the Company’s share of the identifiable net assets acquired is recorded as goodwill.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(Expressed in Canadian Dollars unless otherwise stated)

2.	Basis of preparation and principles of consolidation (continued)

Entity	Incorporation	Ownership percentage
GBG Rusaf Gold Limited	Canada	100%
Great Basin Gold Inc.	Nevada, USA	100%
Rodeo Creek Gold Inc.	Nevada, USA	100%
Antler Peak Gold Inc.	Nevada, USA	100%
Hollister Ventures Corp.	Nevada, USA	100%
Touchstone Resources Company	Nevada, USA	100%
N5C Resources Inc.	Cayman Islands	100%
N6C Resources Inc.	Cayman Islands	100%
Great Basin Gold RSA (Proprietary) Limited	South Africa	100%
Southgold Exploration (Proprietary) Limited	South Africa	100%
Puma Gold (Proprietary) Limited	South Africa	100%
Boulder Investments Ltd	Cyprus	100%
Franklyn Ltd	British Virgin Islands	100%
Goldtone Ltd	British Virgin Islands	100%
Graceholme Finance Ltd	British Virgin Islands	100%
Kurils Projects Holdings Ltd	British Virgin Islands	100%
Kurils Resources Holdings Ltd	British Virgin Islands	100%
Kurils Resources LLC	Russia	100%
Premier Resources Ltd	Tanzania	100%
Protocol Exploration Ltd	Tanzania	100%
Reef Miners Ltd	Tanzania	100%
Shield Resources Ltd	Tanzania	100%

On January 1, 2008 the Company held 37% of Rusaf Gold Limited, and on April 1, 2008 the Company acquired the remaining 63% of the fully diluted equity shares of Rusaf (refer note 15(c)).

The Company ceased exploration activities relating to the Ganes Creek Property and issued the Articles of Dissolution of Ganes Creek Ventures Corp., of which it held a 100% shareholding, on August 20, 2009 (refer note 15(f)(i)).

Associates: are those entities in which the Company has a material interest and in respect of which the Company exercises significant influence over operational and financial policies, normally owning between 20% and 50% of the voting equity, but which it does not control.

Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost. The Company’s share of its associates’ post-acquisition profits or losses is recognized in the Statement of Operations and Comprehensive Loss.

Cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Company’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Company does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(Expressed in Canadian Dollars unless otherwise stated)

3.	New accounting pronouncements

The Canadian Institute of Chartered Accountants (“CICA”) has issued the following amendments to standards which affect the financial disclosures and results of operations of the Company for interim and annual periods beginning January 1, 2010.

CICA 1582 – Business Combinations

This Section replaces Section 1581 and effectively harmonizes the business combinations standard under Canadian GAAP with International Financial Reporting Standards (“IFRS”). The new standard revises guidance on the determination of the carrying amount of the assets acquired and liabilities assumed, goodwill and accounting for non-controlling interests at the time of a business combination. Prospective application of the standard is effective January 1, 2011, with early adoption permitted. The impact of CICA 1582 cannot be determined until such time as the Company completes a business combination.

CICA 1601 and 1602 – Consolidated Financial Statements and Non-Controlling Interests

Concurrent with the issuance of CICA 1582, the CICA issued Section 1601 and 1602, which replace Section 1600 “Consolidated Financial Statements. Section 1601 provides revised guidance on the preparation of consolidated financial statements and Section 1602 addresses accounting for non-controlling interests in consolidated financial statements subsequent to a business combination. These standards are effective January 1, 2011, unless they are early adopted at the same time as Section 1582. The Company is currently in the process of evaluating the impact this will have on the Company’s financial statements.

4.	Significant accounting policies

(a) Cash and cash equivalents

Cash and cash equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of acquisition, that are readily convertible to known amounts of cash.

(b) Amounts receivable

Amounts receivable are recognized initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of receivables is established when there is objective evidence that the Company will not be able to collect all amounts due, according to the original terms of receivables.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(Expressed in Canadian Dollars unless otherwise stated)

4.	Significant accounting policies (continued)

(b) Amounts receivable (continued)

The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognized in the income statement.

(c) Inventory

Inventories, which include work in progress, unprocessed ore, stores and materials, are measured at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated cost necessary to perform the sale. Work in progress consists of precious metals in production and unrefined precious metals, which are valued at the average production costs plus allocated overhead expenses. Unprocessed ore consists of surface stockpiles and is valued at the average production costs plus allocated overhead expenses. Stores and materials consist of consumables and are valued at the lower of weighted average cost or net realizable value, less allowance for redundant items.

(d) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated amortization.

Capitalized mine development costs include expenditure incurred to develop new orebodies, following the receipt of all necessary permits and licenses to permit commercial mining activities. Mine development costs are capitalized to the extent they provide access to gold bearing deposits and have future economic benefit.

Depreciation, depletion and amortization of mine development costs are computed by the units-of-production method based on estimated proven and probable mineral reserves. Proven and probable mineral reserves reflect estimated quantities of economically recoverable reserves which can be recovered in the future from known mineral deposits. These reserves are amortized from the date on which production begins.

Amortization of equipment used directly on exploration projects is included in exploration expenses.

Other assets are depreciated over their estimated useful lives on a straight line basis and have been calculated as follows:

Buildings, including fixtures and improvements	10 years
Site equipment	3 – 7 years
Leased assets	3 – 7 years
Vehicles	3 – 7 years
Computers	3 years
Office furniture and fixtures	5 years

Land and assets under construction are not depreciated.

Borrowing costs are allocated to the construction of any qualifying asset and are capitalized during the period of time that is required to complete and prepare the asset for its intended use.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(Expressed in Canadian Dollars unless otherwise stated)

4.	Significant accounting policies (continued)

(e) Mineral property interests

The Company capitalizes mineral property acquisition costs on a property-by-property basis. Mineral property acquisition costs are subject to impairment tests for long lived assets.

Exploration expenditures and option payments incurred prior to the determination of the feasibility of mining operations and the decision to commence development are charged to operations as incurred.

Pre-development costs incurred prior to a development decision and the receipt of all necessary permits and licenses for commercial mining operations are charged to operations as incurred.

Development expenditures incurred subsequent to the commencement of commercial production to increase productive capacity or to extend the life of existing production are capitalized under mine development costs.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares issued for mineral property interests, based on the trading price of the shares at the time the acquisition is closed. Payments relating to a property acquired under an option or joint venture agreement, where such payments are made at the sole discretion of the Company, are recorded in the accounts upon payment.

Administrative expenditures are expensed as incurred.

(f) Impairment of non-financial assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amount is determined on the basis of estimated undiscounted future cash flows to be derived from the asset group.

Mineral property acquisition costs capitalized in early stage exploration projects are evaluated based on available technical data with reference to market related resource ounce prices.

If the recoverable amount is less than the carrying value of the asset group, the fair value of the asset group is estimated. An impairment loss is recognized as the amount by which the asset’s carrying amount exceeds its estimated fair value.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows.

(g) Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of existing assets and liabilities on the balance sheet and their corresponding tax values, using the substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The carrying value of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(Expressed in Canadian Dollars unless otherwise stated)

4.	Significant accounting policies (continued)

(h) Site reclamation obligations

Estimated long-term asset retirement obligations, comprising continuous pollution control during the reclamation process, rehabilitation and mine closure, are based on the Company's environmental management plans in compliance with current technological, environmental and regulatory requirements.

The net present values of expected rehabilitation cost estimates are recognized and provided for in full in the financial statements. The estimates are reviewed annually and are discounted using rates that reflect inflation and the time value of money. The discount rate used is based on a pre-tax credit adjusted risk-free rate that is adjusted to reflect the current market assessments of the time value of money and the risks specific to the obligation. Annual changes in the provision consist of finance costs relating to the change in the present value of the provision and inflationary increases in the provision estimate, as well as changes in estimates.

The present value of environmental disturbances created as well as changes to estimates is expensed under exploration expenses against an increase in the rehabilitation provision for those projects for which a decision to develop has not been taken. Change in estimates for projects in the development phase is capitalized and amortised over the life of mine on the units-of-production method. Rehabilitation costs incurred that are included in the estimates are charged to the provision. The cost of ongoing current programmes to prevent and control pollution is charged against income as incurred.

(i) Share capital

The Company records proceeds from share issuances net of issue costs. Shares issued for consideration other than cash or in a business combination are valued at the quoted market price on the date issued.

(j) Loss per common share

Basic loss per common share is calculated by dividing the loss available to common shareholders by the weighted average number of common shares outstanding during the year. For all years presented, loss available to common shareholders equals the reported loss.

Diluted loss per common share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the year.

In years when the Company records a net loss, the effect of the stock options and warrants would be anti-dilutive and accordingly basic and diluted loss per share are the same.

(k) Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(Expressed in Canadian Dollars unless otherwise stated)

4.	Significant accounting policies (continued)

(k) Use of estimates (continued)

Significant areas requiring the use of management estimates relate to impairment of mineral property interests, valuation of inventories, allocation of purchase price consideration to the fair value of identifiable assets and liabilities acquired, the determination of amortization, depletion and accretion, determination of reclamation obligations, the determination of the fair values of financial instruments, assumptions used in determining the fair value of non-cash stock-based compensation and warrants, determination of valuation allowances for future income tax liabilities and estimated market related interest rate used to calculate the equity component of compound financial instruments. Actual results could differ from these estimates.

(l) Segment disclosure

The primary reporting format of the Company is by business segment. As there is only one business segment, being the exploration and development of mineral properties, relevant disclosures are given in the financial statements.

The secondary reporting format is by geographical analysis by origin (refer note 23). The accounting policies of the segments are the same as those described in the accounting policy notes to the Company’s financial statements.

(m) Stock-based compensation

The Company has an equity-settled, stock-based compensation plan, where the Company grants stock options to certain employees and non-employees. Non-employees are those individuals over whom the Company does not exercise, nor have the right to exercise, sufficient control to establish an employer-employee relationship as determined by law.

For employees, equity stock-based payments are measured at the fair value of the equity instruments at the date of grant. The deferred stock-based compensation is expensed over the vesting period using the graded method, based on the Company’s estimate of the shares that are expected to eventually vest. For non-employees equity stock-based payments are measured at fair value of the equity instruments over the vesting periods, the expense of which is being recognized on each vesting date.

The Company used the Black Scholes option pricing model in determining the fair value of the options granted. At each balance sheet date, the Company revises its estimates of the number of options that are expected to become exercisable. It recognizes the impact of the revision of original estimates, if any, in the income statement, with a corresponding adjustment to equity. Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital. When unvested options are forfeited the Company reverses previously recognized charges to the income statement. The value of vested options remains in contributed surplus.

(n) Revenue recognition

Revenue is recognized at the fair value of the consideration received or receivable to the extent that it is probable that economic benefits will flow to the Company and revenue can be reliably measured.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(Expressed in Canadian Dollars unless otherwise stated)

4.	Significant accounting policies (continued)

(n) Revenue recognition (continued)

The sale of gold and other precious metals, including metal bearing ore, is recognized when the significant risks and rewards of ownership of the products are transferred to the buyer.

(o) Long-term borrowings

Borrowings are initially recognized at fair value net of transaction cost incurred and subsequently measured at amortized cost, and are amortized to the repayment amount over the expected term to repayment using the effective interest method.

A compound financial instrument is a debt security with an embedded conversion option, such as a convertible bond, and requires the separate recognition of the liability and equity component. The fair value of the liability portion of a convertible bond is determined using a market interest rate for an equivalent nonconvertible bond. This amount is recorded as a liability on an amortized cost basis until extinguished on conversion or maturity of the bonds. The remainder of the proceeds is allocated to the conversion option and is recognized under contributed surplus.

Borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(p) Leased assets

Assets subject to finance leases are capitalized at the lower of fair value or present value of minimum lease payments measured at inception of the lease with the related lease obligation recognized at the same amount. Capitalized lease assets are depreciated over their estimated useful lives. Finance lease payments are allocated using the rate implicit in the lease, which is included in finance costs, and the capital repayment, which reduces the liability to the lessor.

Operating lease rentals are charged against operating profits on a straight line basis related to the period the assets concerned will be used.

(q) Foreign currency translation

Items included in the financial statements of each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the ‘functional currency’).

The Company’s integrated foreign operations translate monetary assets and liabilities denominated in a foreign currency into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates. Revenues and expenses, except amortization, are translated at the average exchange rates for the period. Amortization is translated at the same exchange rate as the assets to which it relates. Gains or losses on translation are recorded in the Statement of Operations and Comprehensive Loss.

Translation differences on non-monetary items, such as equities held at fair value through profit or loss, are reported as part of their fair value gain or loss. Translation differences on non-monetary items, such as equities classified as available-for-sale financial assets, are included in other comprehensive income in equity.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(Expressed in Canadian Dollars unless otherwise stated)

4.	Significant accounting policies (continued)

(q) Foreign currency translation (continued)

The results and financial position of all self sustaining entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

  assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

  income and expenses for each income statement presented are translated at monthly average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rates prevailing at the date of the transaction); and

  all resulting exchange differences are recognized as a separate component of equity (accumulated other comprehensive income).

When a foreign operation is sold, such exchange differences are recognized in the income statement as part of the gain or loss on sale.

The Company re-assessed the functional currency of its development projects in Nevada as well as South Africa and concluded that the functional currency of both projects should be amended to the currency of the primary economic environment in which the projects are being developed. Due to the stage of development at both projects the operations are no longer regarded as integrated foreign operations effective July 1, 2008. The functional currency of the Burnstone property is the South African Rand (ZAR) and for the Hollister and Esmeralda properties it is the United States Dollar (US$). The Canadian Dollar is the presentation currency for the Company.

(r) Financial instruments

Financial instruments are initially measured at fair value when the Company becomes a party to their contractual arrangements. Transaction costs are included in the initial measurement of financial instruments, except financial instruments classified as at fair value through profit and loss. The subsequent measurement of financial instruments is dealt with below.

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires.

On derecognition of a financial liability, the difference between the carrying amount of the liability extinguished or transferred to another party and the amount paid is included in income or loss.

Cash and cash equivalents are non-derivative financial assets which consist of cash and highly liquid investments and are readily convertible to known amounts of cash.

These held-for-trading financial assets are recognized at fair value and are included in current assets.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(Expressed in Canadian Dollars unless otherwise stated)

4.	Significant accounting policies (continued)

(r) Financial instruments (continued)

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Company provides money, goods or services directly to a debtor with no intention of trading the receivable. They are initially recognized at fair value and subsequently measured at amortized cost. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets.

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date. Purchases and sales of investments are recognized on trade-date, the date on which the Company commits to purchase or sell the asset.

Investments are initially recognized at cost plus transaction costs for all financial assets. Investments are derecognized when sold. Available-for-sale financial assets are subsequently carried at fair value. Unrealized gains and losses arising from changes in the fair value of investments classified as available-for-sale are recognized in equity. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statement. The fair values of quoted investments are based on current bid prices.

These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models refined to reflect the issuer’s specific circumstances. The Company assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the securities are impaired. If, in the opinion of the directors, an other than temporary decline in value exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss – is removed from equity and recognized in the income statement.

Financial assets at fair value through profit or loss have been categorized as 'financial assets held-for-trading'. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Derivatives are also categorized as 'held-for-trading' unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realized within 12 months of the balance sheet date.

5.	Adoption of new accounting policies

Effective January 1, 2009, the Company adopted the following accounting standards updates issued by the Canadian Institute of Chartered Accountants (“CICA”). These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(Expressed in Canadian Dollars unless otherwise stated)

5.	Adoption of new accounting policies (continued)

(a) Goodwill and intangible assets (Section 3064 and 1000)

Section 3064 replaces CICA 3062 and provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets, other than the initial recognition of goodwill or intangible assets acquired in a business combination. The adoption of the Section had no impact on the Company’s financial statements.

(b) Financial instruments (Section 3855)

Section 3855 was amended to change the categories into which a debt instrument is required or permitted to be classified. The impairment model for held-to-maturity financial assets has also been changed to the incurred credit loss model of CICA 3025. The amendment also requires, under specified circumstances, the reversal of previously recognized impairment losses on available-for-sale financial assets. These amendments apply to annual financial statements for years beginning on/after November 1, 2008

The Section was also amended to provide guidance concerning the assessment of embedded derivatives upon reclassification of a financial asset out of the held-for-trading category and to clarify the application of the effective interest method after a debt instrument has been impaired. The adoption of the Section had no impact on the Company’s financial statements.

(c) Financial instrument disclosure (Section 3862)

In June 2009, the CICA amended Handbook Section 3862, Financial Instruments – Disclosures, to enhance disclosures about fair value measurements and the liquidity risk of financial instruments. These amendments are intended to provide further detail on the relative reliability of the data or inputs used to measure the fair value of the entities’ financial instruments. Specifically, financial instruments recognized at fair value on the Consolidated Balance Sheet must be classified in one of three fair value hierarchy levels.

The Company incorporated this amendment into its financial statements (refer note 7).

(d) Credit risk and the fair value of financial assets and financial liabilities (EIC 173)

This Abstract confirms that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments, for presentation and disclosure purposes. The adoption of this Abstract had no significant impact on the Company’s financial statements.

(e) Mining Exploration costs (EIC 174)

This Abstract considers when exploration costs related to mining properties may be capitalized, and if exploration costs are initially capitalized, when mining properties should be assessed for impairment to determine whether a write-down is required, and what conditions indicate impairment. The Abstract is effective for financial statements issued after March 27, 2009. The adoption of this Abstract had no significant impact on the Company’s financial statements.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(Expressed in Canadian Dollars unless otherwise stated)

6.	Capital disclosures

The Company’s objectives when managing capital are:

To safeguard the Company’s ability to continue as a going concern, so that it can provide returns for shareholders and benefits for other stakeholders, and
To provide an adequate return to shareholders.

The Company considers the items included in the consolidated statement of shareholder’s equity as well as borrowings as capital. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets.

In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, enter into new debt arrangements, sell assets to reduce debt or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

7.	Financial instruments

Fair Value Hierarchy

Financial instruments recognized at fair value on the Consolidated Balance Sheets must be classified in one of the following three fair value hierarchy values:

Level 1 – measurement based on quoted prices (unadjusted) observed in active markets for identical assets or liabilities;
Level 2 – measurement based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability;
Level 3 – measurement based on inputs that are not observable (supported by little or no market activity) for the asset or liability.

Financial Assets

The following table sets out the movement of the Company’s financial asset investments, which are accounted for as “available-for-sale”, “held-for-trading”, “loans and receivables” or “other” as defined by CICA 3855, Financial Instruments – Recognition and Measurement. No items were classified as “held-to-maturity” during the year.

The carrying amounts, fair values and levels per the fair value hierarchy of financial assets as of December 31, 2009, are as follows:

		Fair value	Estimated fair
	Designation	hierarchy level	value	Carrying value
Cash and cash equivalents	Held-for-trading	2	$89,464,362	$89,464,362
Amounts receivable	Loans & receivables		5,053,346	5,053,346
Held-for-trading financial instruments	Held-for-trading	1	207,452	207,452
Reclamation deposits	Other		4,590,267	4,590,267
Available-for-sale financial instruments	Available-for-sale	1	4,960,683	4,960,683

Total financial assets			$104,276,110	$104,276,110

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(Expressed in Canadian Dollars unless otherwise stated)

7.	Financial instruments (continued)

Financial assets (continued)

The carrying amounts, fair values and levels per the fair value hierarchy of financial assets as of December 31, 2008 were as follows:

		Fair value	Estimated fair
	Designation	hierarchy level	value	Carrying value
Cash and cash equivalents	Held-for-trading	2	$33,549,118	$33,549,118
Amounts receivable	Loans & receivables		4,940,950	4,940,950
Due from related parties	Loans & receivables		23,174	23,174
Held-for-trading financial instruments	Held-for-trading	1	79,960	79,960
Reclamation deposits	Other		2,886,539	2,886,539
Available-for-sale financial instruments	Available-for-sale	1	899,624	899,624

Total financial assets			$42,379,365	$42,379,365

Movements in available-for-sale and held-for-trading financial assets were as follows:

	Available-for-sale	Held-for-trading	Total
At January 1, 2008	$3,326,084	$79,195,954	$82,522,038
Acquired during the year	274,803	15,820	290,623
Cash movements during the year	-	(44,813,836)	(44,813,836)
Movements in fair value	(2,701,263)	(768,860)	(3,470,123)

Balance, December 31, 2008	$899,624	$33,629,078	$34,528,702
Cash movements during the year	-	55,915,244	55,915,244
Conversion of convertible loan to shares	1,035,308	-	1,035,308
Movements in fair value	3,025,751	127,492	3,153,243
Balance, December 31, 2009	$4,960,683	$89,671,814	$94,632,497

Financial Liabilities

The carrying amounts and fair values of financial liabilities are as follows:

December 31, 2009
	Estimated fair	Carrying value
	value
Accounts payable and accrued liabilities	$29,206,015	$29,206,015
Borrowings	131,495,770	130,715,831
Total financial liabilities	$160,701,785	$159,921,846

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(Expressed in Canadian Dollars unless otherwise stated)

7.	Financial instruments (continued)

Financial Liabilities (continued)

December 31, 2008
	Estimated fair	Carrying value
	value
Accounts payable and accrued liabilities	$26,276,562	$26,276,562
Due to related parties	252,854	252,854
Borrowings	62,977,339	62,977,339

Total financial liabilities	$89,506,755	$89,506,755

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented treasury policies, counterparty limits, controlling and reporting structures. The types of risk exposure and the way in which such exposure is managed, is provided for as follows:

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations and is primarily attributable to liquid financial assets.

The Company’s cash and cash equivalents and reclamation deposits are held through large Canadian and South African financial institutions. Cash equivalents are composed of financial instruments issued by Canadian and South African Banks with high investment-grade ratings. The Company does not have financial assets that are invested in asset backed commercial paper.

Amounts receivable and other receivables consist mainly of GST/VAT and trade receivables. The Company’s GST/VAT receivables consist of general sales tax due from the Government of Canada and South Africa respectively.

The Company’s investments in held-for-trading and available-for-sale instruments are detailed in notes 8, 11 and 12.

The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the Company’s maximum exposure to credit risk.

Liquidity Risk

The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business. Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

To mitigate this risk the Company monitors it’s spending plans, repayment obligations and cash resources and takes actions with the objective of ensuring that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(Expressed in Canadian Dollars unless otherwise stated)

7.	Financial instruments (continued)

Financial Instrument Risk Exposure and Risk Management (continued)

Liquidity Risk (continued)

Contractually obligated cash flow requirements, including interest, as at December 31, 2009, are as follows:

	Total	Less than 1 year	1 – 5 years	More than 5
				years
Accounts payable and accrued liabilities	$29,206,015	$29,206,015	$-	$-
Operating leases	675,353	214,534	460,819	-
Asset retirement obligations	3,990,230	-	-	3,990,230
Convertible debentures	177,100,000	10,541,667	166,558,333	-
Senior secured notes	64,951,800	64,951,800	-	-
Finance lease liability	1,450,259	791,050	659,209	-
Total	$277,373,657	$105,705,066	$167,678,361	$3,990,230

The Senior Secured Notes (note 18(b)) (the "Notes") are due on December 12, 2011, however they are repayable at the election of the Note holders on 30 days notice after November 12, 2010. The Notes have therefore been classified as a current liability. Cash flow projections indicate that the Company will not generate adequate cash flow from operating activities to repay the Notes by December 2010 if called upon by the holders. The public offering that closed in March 2009 included 57.5 million warrants with a strike price of $1.60 per share that expire on October 15, 2010. The warrant structure was designed at the time to provide additional funding to settle the Notes if called upon. Although the Company’s share price has been trading above the strike price of the warrants and management remains positive that the warrants will be exercised, it cannot be guaranteed. The Company is therefore seeking an alternative debt structure that will provide sufficient funds to repay the Notes during the coming year. The ability to obtain this financing depends on a number of factors, some of which are beyond the control of the Company. These include global economic, credit and capital market conditions and the expected future price of gold. This debt restructuring process is in an advanced stage of completion and management expects to conclude this during the second quarter of 2010, well in advance of the potential repayment date of the Notes. If management is unable to restructure the debt, and the Note holders are unwilling to postpone their repayment election to a later date, it may adversely impact the Company's ability to settle its obligations as they come due and may have a material adverse effect on the Company's operations and on the market price of the Company's equity.

Market Risk

The significant market risks to which the Company is exposed are foreign exchange risk, interest rate risk and commodity price risk, which are discussed further below. In addition, the Company is exposed to price increases in cost of labour, energy and equipment which might influence the ultimate capital investment in the development of the Company’s projects and operational costs.

Foreign exchange risk

The Company’s capital and other income is denominated in Canadian dollars, whilst revenue is denominated in United States dollars (“US$”). However, the Company’s operating expenses are primarily incurred in US$ and South African Rand (“ZAR”). The results of the Company’s operations are subject to currency transaction risk and currency translation risk.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(Expressed in Canadian Dollars unless otherwise stated)

7.	Financial instruments (continued)

Financial Instrument Risk Exposure and Risk Management (continued)

Foreign exchange risk (continued)

The operating results and financial position of the Company are reported in Canadian dollars in the Company’s financial statements.

The fluctuation of the US$ and ZAR in relation to the Canadian dollar will consequently have an impact on the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

The exposure of the Company’s financial assets to currency risk is as follows:

December 31, 2009
	GBP	US$	ZAR	CAD	Total
Cash and cash equivalents	$-	$3,345,447	$20,145,656	$65,973,259	$89,464,362
Amounts receivable	-	773,840	3,952,501	327,005	5,053,346
Held-for-trading financial instruments	207,452	-	-	-	207,452
Reclamation deposits	-	2,636,686	1,103,581	850,000	4,590,267
Available-for-sale financial instruments	4,960,635	-	48	-	4,960,683
Total financial assets	$5,168,087	$6,755,973	$25,201,786	$67,150,264	$104,276,110

December 31, 2008
	GBP	US$	ZAR	CAD	Total
Cash and cash equivalents	$-	$17,133,275	$16,025,198	$390,645	$33,549,118
Amounts receivable	-	3,776,320	861,369	303,261	4,940,950
Due from related parties	-	-	23,174	-	23,174
Held-for-trading financial instruments	79,960	-	-	-	79,960
Reclamation deposits	-	61,874	604,065	2,220,600	2,886,539
Available-for-sale financial instruments	899,566	-	58	-	899,624
Total financial assets	$979,526	$20,971,469	$17,513,864	$2,914,506	$42,379,365

The exposure of the Company’s financial liabilities to currency risk is as follows:

December 31, 2009
	US$	ZAR	CAD	Total
Accounts payable and accrued liabilities	$11,405,283	$17,418,731	$382,001	$29,206,015
Borrowings	44,412,064	-	86,303,767	130,715,831
Total financial liabilities	$55,817,347	$17,418,731	$86,685,768	$159,921,846

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(Expressed in Canadian Dollars unless otherwise stated)

7.	Financial instruments (continued)

Financial Instrument Risk Exposure and Risk Management (continued)

Foreign exchange risk (continued)

December 31, 2008
	US$	ZAR	CAD	Total
Accounts payable and accrued liabilities	$13,499,596	$11,864,996	$911,970	$26,276,562
Due to related parties	-	214,840	38,014	252,854
Long-term debt	36,203,403	26,773,936	-	62,977,339
Total financial liabilities	$49,702,999	$38,853,772	$949,984	$89,506,755

At December 31, 2009, the Company is exposed to currency risk through the following foreign currency denominated assets and liabilities:

	GBP	US$	ZAR	CAD	Total
Financial assets	$5,168,087	$6,755,973	$25,201,786	$67,150,264	$104,276,110
Financial liabilities	-	(55,817,347)	(17,418,731)	(86,685,768)	(159,921,846)
Net exposure	$5,168,087	$(49,061,374)	$7,783,055	$(19,535,504)	$(55,645,736)

Based on the aforementioned net exposure as at December 31, 2009, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the respective currencies would result in a variance as set out below in the Company’s net earnings.

	GBP	US$	ZAR
Net exposure	$516,809	$4,906,137	$778,306

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

In respect of financial assets, the Company’s policy is to invest cash at floating interest rates and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates impact marginally on the value of cash and equivalents and reclamation deposits.

The exposure of the Company’s financial assets to interest rate risk as at December 31, 2009 was limited to its investment in cash and cash equivalents of $89.5 million (2008: $33.5 million) as well as reclamation deposits which are invested at floating rates.

As at December 31, 2009, the Company’s financial liabilities have fixed interest rates and are therefore not exposed to floating interest rates. The Convertible Debentures issued in November 2009, the Senior Secured Notes issued in December 2008 and finance lease facilities have fixed interest rates of 8%, 14% and 6.5% respectively (refer note 18(d), (b)and (c)). The interest rate on the project financing was variable with the Johannesburg inter banking borrowing rate (“JIBAR”) with an average premium of 2.25% above JIBAR. The amount owed on the project financing facility was settled in November 2009 (refer note 18(a)). The remainder of the Company’s financial liabilities is not exposed to interest rate risk as it is of a non-interest bearing nature.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(Expressed in Canadian Dollars unless otherwise stated)

7.	Financial instruments (continued)

Financial Instrument Risk Exposure and Risk Management (continued)

Commodity price risk

The value of the Company’s mineral resource properties is related to the price of gold and the outlook for this mineral. The Company does not have any hedging or other commodity based risks in respect of its operations.

Gold prices historically fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.

8.	Cash and cash equivalents

	December 31	December 31
	2009	2008
Cash	$1,297,884	$709,598
Cash equivalents	88,166,478	32,839,520
	$89,464,362	$33,549,118

Cash equivalents are composed of short-term investments with maturity dates of three months or less, call accounts and money market investments which are available on 24 hour notice and bankers acceptances which are readily convertible to known cash amounts.

9.	Amounts receivable

	December 31	December 31
	2009	2008
GST/VAT receivable	$3,388,337	$1,415,918
Deposit (note 9(a))	-	1,523,256
Trade receivables	385,135	1,812,550
Other receivables	1,279,874	189,226
	$5,053,346	$4,940,950

(a) Deposit

In connection with the February 20, 2007 share purchase agreement an amount of $1.5 million (US$1.3 million) was retained by Hecla Limited in respect of the successful establishment of the Hollister Ventures Corp. 401(k) and related pension plans. This condition was met by October 1, 2008 and the amount was refunded to the Company on April 1, 2009.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(Expressed in Canadian Dollars unless otherwise stated)

10.	Inventory

	December 31	December 31
	2009	2008
Stores and materials	$735,451	$501,505
Unprocessed ore	19,480,760	7,744,588
Precious metals in process	6,095,861	-
	$26,312,072	$8,246,093

Production costs recognized in the Statement of Operations and Comprehensive Loss consists of direct and indirect mining costs, other overhead costs, depreciation of mining equipment and depletion of mineral properties. During the year ended December 31, 2009, unprocessed ore of $7.2 million has been included under production cost and depletion.

11.	Available-for-sale financial instruments

	December 31	December 31
	2009	2008
Balance, beginning of the year	$899,624	$3,326,084
Kryso shares (note 11(a))
Addition	1,035,308	274,798
Unrealized gain (loss)	3,025,751	(2,701,263)
Rand Mutual Assurance (note 11(b))
Addition	-	5
Balance, end of year	$4,960,683	$899,624

The components of available-for-sale financial instruments are:

	Kryso	Rand Mutual
	Resources Plc	Assurance
Total shares, beginning of the year	13,401,335	22
Acquired	10,828,560	-
Total shares, end of year	24,229,895	22

Fair value, December 31, 2009	$4,960,635	$48
Fair value, December 31, 2008	$899,559	$65

(a) Kryso Resources Plc - Shares

Kryso Resources Plc (“Kryso”), a mineral resources and exploration company exploring gold and precious metal deposits in Central Asia, is a publicly traded company on the AIM market of the London Stock Exchange. The shares were acquired over a period of 3 years at an original cost of $3 million and were subsequently revalued to their fair value of $0.9 million on December 31, 2008, which was calculated based on the closing price of 3.75 pence per share and an exchange rate of $1.79:1GBP.

During April 2008 the Company granted a convertible unsecured interest free loan facility to Kryso to the value of GBP0.5 million ($1 million), due on October 31, 2008. The loan remained outstanding on the repayment date and accrued default interest from this date at 12%.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(Expressed in Canadian Dollars unless otherwise stated)

11.	Available-for-sale financial instruments (continued)

(a) Kryso Resources Plc – Shares (continued)

On June 30, 2009 the Company agreed to the conversion of the loan and received 1 share for each 5 pence owed to the Company.

An unrealized gain of $3 million for the year ended December 31, 2009 is reported in the Statement of Operations and Comprehensive Loss under other comprehensive income and was calculated based on the closing price of GBP 12.10 pence per share and an exchange rate of $1.69:1GBP.

(b) The Rand Mutual Assurance Company Limited - Shares

The Rand Mutual Assurance Company Limited is a mutual which caters for the compensation of occupational injuries specifically to the South African mining industry. No dividends were received during 2009 (2008 - $17,640).

12.	Held-for-trading financial instruments

Kryso Resources Plc.	Number of	December 31	Number of	December 31
	warrants	2009	warrants	2008
Balance, beginning of the year	6,086,956	$79,960	5,000,000	$833,000
Addition – Kryso warrants received	-	-	1,086,956	15,820
Unrealized fair value gain (loss)	-	127,492	-	(768,860)
Balance, end of year	6,086,956	$207,452	6,086,956	$79,960

The warrants are exercisable at GBP 15 pence per share, with 5,000,000 warrants expiring on July 11, 2012 and 1,086,956 warrants expiring on October 31, 2010. Warrants are carried at fair value.

13.	Property, plant and equipment

December 31, 2009
		Accumulated	Net book
	Cost	amortization	value
Land and buildings	$5,934,637	$171,706	$5,762,931
Mine infrastructure	16,656,969	192,212	16,464,757
Mine development and plant under construction	139,793,294	-	139,793,294
Site equipment	33,911,157	8,606,610	25,304,547
Leased assets	2,545,170	392,313	2,152,857
Vehicles	1,812,028	894,199	917,829
Computers	1,352,049	712,049	640,000
Office furniture and fixtures	938,376	500,229	438,147
	$202,943,680	$11,469,318	$191,474,362

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(Expressed in Canadian Dollars unless otherwise stated)

13.	Property, plant and equipment (continued)

December 31, 2008
		Accumulated	Net book
	Cost	amortization	Value
Land and buildings	$3,458,030	$119,774	$3,338,256
Mine development and plant under construction	21,955,085	-	21,955,085
Site equipment	22,421,886	3,958,820	18,463,066
Leased assets	2,769,566	32,971	2,736,595
Vehicles	1,910,334	492,478	1,417,856
Computers	946,391	389,818	556,573
Office furniture and fixtures	770,741	388,987	381,754
	$54,232,033	$5,382,848	$48,849,185

As at December 31, 2009, $139.8 million (December 31, 2008, $22 million), comprising of capitalized Burnstone mine development cost and plant and equipment under construction, is not being amortized.

Leased assets are pledged as security for the related finance leases (refer note 18(c)).

14.	Reclamation deposits

The continuity of reclamation deposits on the consolidated balance sheets is as follows:

	December 31	December 31
	2009	2008
Balance, beginning of the year	$2,886,539	$1,720,456
Guarantee – Burnstone Property	188,673	144,210
Investments – Burnstone Property	243,761	185,221
Reclamation Bond – Esmeralda Property	1,362,640	-
Reclamation Bond – Hollister Property	-	850,000
Guarantee – Puma Gold	-	1,967
Exchange loss	(91,346)	(15,315)
Balance, end of year	$4,590,267	$2,886,539

The components of reclamation deposits on the consolidated balance sheets are as follows:

	Hollister	Burnstone	Esmeralda
	Property	Property	Property
	(note 14(a))	(note 14(b))	(note 14(c))	Total
Balance, December 31, 2008	$2,282,473	$604,066	$-	$2,886,539
Guarantee and investments	-	432,434	-	432,434
Reclamation bond	-	-	1,362,640	1,362,640
Exchange (loss) gain	(50,396)	67,082	(108,032)	(91,346)
Balance, December 31, 2009	$2,232,077	$1,103,582	$1,254,608	$4,590,267

(a) Hollister Property

As at December 31, 2009 and 2008, the Company had posted $2.2 million (US$2.1 million) and $2.3 million (US$1.8 million) respectively in reclamation deposits with the United States Bureau of Land Management ("BLM") in respect of exploration drilling and trial mining on certain areas of the Hollister Property.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(Expressed in Canadian Dollars unless otherwise stated)

14.	Reclamation deposits (continued)

(b) Burnstone Property

As at December 31, 2009 and 2008, the Company placed investments and deposits for guarantees of $1.1 million (ZAR7.8 million) and $0.6 million (ZAR4.6 million) in favor of the South African Department of Mineral Resources for the reclamation of the Burnstone Property.

(c) Esmeralda Property

As at December 31, 2009 the Company had posted cash surety and bonding of $1.3 million (US$1.2 million) in reclamation deposits with the Division of Environmental Protection of the Nevada States Department of Conservation and Natural Resources and the Forest Service of the United States Department in respect of future reclamation of the Esmeralda Property.

15.	Mineral property interests

	December 31	December 31
Mineral Property Acquisition Costs, net	2009	2008
Hollister Property (note 15(a))	$75,917,806	$88,623,915
Burnstone Property (note 15(b))	107,158,228	130,783,565
Rusaf Property (note 15(c))	36,466,782	36,466,782
Esmeralda Property (note 15(d))	3,217,816	3,762,713
Kirkland Lake Property (note 15(e))	1	1
Other (note 15(f))	158,055	221,680
	$222,918,688	$259,858,656

(a) Hollister Property, Elko County, Nevada, United States of America

	December 31	December 31
	2009	2008
Balance, beginning of the year	$88,623,915	$95,156,279
Depletion charge	(6,011,962)	(6,344,218)
Foreign exchange	(6,694,147)	(188,146)
Balance, end of year	$75,917,806	$88,623,915

Depletion of $2.8 million relating to stockpiled ounces was capitalized to the value of the unprocessed ore (refer note 10).

(b) Burnstone Property, Republic of South Africa

	December 31	December 31
	2009	2008
Balance, beginning of the year	$130,783,565	$123,257,650
Acquisition of Puma prospecting and option contracts	-	9,223,272
Foreign exchange	(23,625,337)	(1,697,357)
Balance, end of year	$107,158,228	$130,783,565

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(Expressed in Canadian Dollars unless otherwise stated)

15.	Mineral property interests (continued)

(b) Burnstone Property, Republic of South Africa (continued)

Puma Gold (Proprietary) Limited ("Puma") is a private South African company which holds prospecting and option contracts located on the eastern edge of the Burnstone Property.

On July 31, 2008 the Company issued 1,862,354 Great Basin common shares as consideration for a 100% interest in the assets of Puma. The shares were valued at the closing price of $3.57 on July 31, 2008 for a total consideration price of $6.6 million.

The acquisition was accounted for as a purchase of assets and the fair value of the assets acquired and liabilities assumed at the date of acquisition are as follows:

Cash and cash equivalents	$5,987
Accounts payable	(4,226)
Mineral property	9,223,272
Future income tax liability	(2,576,429)
$6,648,604

(c) Rusaf Properties, Russia and Republic of Tanzania

	December 31	December 31
	2009	2008
Balance, beginning of the year	$36,466,782	$-
Acquisition of interest held by third parties	-	36,466,782
Balance, end of year	$36,466,782	$36,466,782

On April 1, 2008 the Company concluded the asset acquisition of Rusaf. The transaction was structured in three tranches of which the first tranche closed on June 28, 2007 with the payment of $2 million for 3,333,333 common shares at $0.60 per share.

The Company acquired a further 10,000,000 shares on July 20, 2007 at a price of $0.60 per share for an aggregate payment in cash to Rusaf of $6 million.

On April 1, 2008, the Company acquired the remaining 63% of Rusaf for a consideration of $22.9 million, payable in 6,613,636 Great Basin common shares. The exchange ratio was one Great Basin share for every 4.5 Rusaf shares.

In addition to the shares issued on April 1, 2008 the Company agreed to issue up to 1,062,034 Great Basin common shares to the former Rusaf shareholders upon exercise of share purchase warrants and share options held by them. The exchange ratio agreed was one Great Basin share for every 4.5 Rusaf shares. On July 22, 2008 the Company issued 22,041 shares valued at $3.49 per share in terms of warrants exercised by the former Rusaf shareholders.

The Rusaf Plan of Arrangement (“Rusaf agreement”) also provides for additional Great Basin shares to be issued in the first three years from closing, contingent upon gold discoveries above a threshold of 500,000 ounces in size on certain mineral prospects held by Rusaf. In the event of such discoveries, the Company will issue shares valued at the higher of closing price on date of acquisition ($3.30) or then-prevailing market price to the former Rusaf shareholders on the basis of valuing these gold ounces at US$15/oz for inferred resources and US$40/oz for measured and indicated resources (subject to a minimum average cut-off grade of 1.5 grams per tonne or 0.04 oz per ton).

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(Expressed in Canadian Dollars unless otherwise stated)

15.	Mineral property interests (continued)

(c) Rusaf Properties, Russia and Republic of Tanzania (continued)

The contingent payment amounts are considered a financial liability and are recorded at their fair value at the acquisition date, which was estimated to be nominal at the time due to the significant uncertainty inherent in mineral exploration. The liability is accounted for at amortized cost, and changes in the estimated liability are accounted for prospectively, with a corresponding adjustment to the accumulated amortization. Adjustments to the amortization are accounted for as interest cost and capitalized to the mineral property.

Technical reports on the first phase of exploration were collated during November 2009, which confirmed resources within the parameters of the Rusaf agreement set-out above and the Company accordingly issued an additional 3,073,773 shares to the former Rusaf shareholders on January 27, 2010. These shares are valued at the closing price of $1.82 on January 27, 2010, for a total value of $5.6 million and will be recorded as mineral properties (refer note 25(a)). Additional shares to be issued pursuant to the Rusaf agreement can only be determined once exploration results are confirmed by supporting technical reports as stipulated under the terms of the Rusaf agreement.

The Company also agreed to spend a minimum of $15 million and up to a maximum of $27 million to explore the acquired properties during the first three years from closing of the transaction on April 1, 2008. The increased expenditure is contingent upon gold discoveries above a threshold of 500,000 ounces in size on certain mineral prospects held by Rusaf.

The aggregate purchase price was $31.7 million, calculated as follows:
Cash payment	$8,000,000
Equity loss recognized to date of acquisition	(1,147,473)
Issuance of 6,613,636 Great Basin common shares	22,883,180
Additional 22,041 shares issued to Rusaf shareholders	76,923
Fair value of share options and warrants	1,763,476
Transaction costs	86,836
$31,662,942

The value of the 6,613,636 and 22,041 Great Basin common shares issued was determined based on the closing market price of Great Basin’s common shares on the respective dates the shares were issued and the acquisition closed (April 1, 2008 at $3.46 per share; July 22, 2008 at $3.49 per share).

The 1,062,033 future GBG shares to be issued was recorded at an estimated fair value of $1.8 million (refer note 21(d)(i)).

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(Expressed in Canadian Dollars unless otherwise stated)

15.	Mineral property interests (continued)

(c) Rusaf Properties, Russia and Republic of Tanzania (continued)

The acquisition was accounted for as a purchase of assets and the fair value of the assets acquired and liabilities assumed at the date of acquisition are as follows:

Cash and cash equivalents	$4,494,976
Receivables and prepaid expenses	489,063
Property and equipment	637,825
Exploration advances	328,402
Accounts payable and accrued liabilities	(94,866)
Mineral properties	36,466,782
Future income tax liability	(10,659,240)
$31,662,942

The results of operations of Rusaf have been included in the financial statements of the Company commencing April 1, 2008.

(d) Esmeralda Property, Mineral County, Nevada, United States of America

	December 31	December 31
	2009	2008
Balance, beginning of the year	$3,762,713	$-
Acquisition of mine and mill property	-	2,403,600
Transfer tax and filing fees	5,491	7,875
Reclamation asset	(34,483)	1,318,763
Foreign exchange	(515,905)	32,475
Balance, end of year	$3,217,816	$3,762,713

The Company purchased the Esmeralda property on November 30, 2008 from Metallic Ventures (U.S.), Inc. for an aggregate consideration of $2.4 million (US$2 million). The Esmeralda Mine and Mill Property consist of patented and unpatented mining claims, free lands, water rights and a mill.

Estimated reclamation liabilities of $1.3 million (US$1 million) have been capitalized to the Esmeralda property. The 2009 change in the reclamation obligation’s estimate was therefore capitalized to the property (refer note 20(c)).

(e) Kirkland Lake Property, Ontario, Canada

In 1992, the future economic benefit of the Kirkland Lake property became uncertain, and while the property was not abandoned, there were no plans to make further significant expenditures on the property. Accordingly, the property was written down to a nominal amount.

The Company continues to maintain the property in good standing.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(Expressed in Canadian Dollars unless otherwise stated)

15.	Mineral property interests (continued)

(f) Other Properties

	December 31	December 31
	2009	2008
Balance, beginning of the year	$221,680	$-
Ganes Creek Property (note 15(f)(i))
- Issue of shares	35,200	29,700
- Cash payments	-	89,165
- Mineral property written off	(154,065)	-
Tsetsera Property (note 15(f)(ii))	55,240	102,815
Balance, end of year	$158,055	$221,680

(i) Ganes Creek Property, Alaska, USA

The Company signed an agreement, effective November 14, 2007, whereby it would earn an 80% interest in all hard rock mineral rights on the Ganes Creek Property in Alaska by expending a total of US$3 million in exploration expenditures over a period of 3 years. The Ganes Creek Property is held by CW Properties LLC (“CWM”), based in Talkeetna, Alaska, USA.

Pursuant to the agreement, the Company issued 20,000 shares on February 10, 2009 to CWM. The shares were valued at the prevailing quoted price of $1.76 per share and the resulting interest in Ganes Creek was recorded as mineral properties (refer note 21(f)).

The Company decided to terminate the agreement and to cease all exploration activities relating to the Ganes Creek Property, based on the evaluation of the 2008 season’s results and the strategic objective of the Company. The Company proceeded with the rehabilitation of the disturbance caused by the exploration program and the fair value of property was written off to the Statement of Operations and Comprehensive Loss.

(ii) Tsetsera Property, Mozambique, Africa

The Company entered into an unincorporated joint venture with G S Minase Refinaria Limitade (“GSR”) in Mozambique on August 20, 2007 (“the JV”). The purpose of the JV is to establish a gold exploration and mining business in Mozambique, whereby the Company will have the exclusive right to explore all GSR’s properties.

The Company has an 80% interest in the JV, and has committed to exploration expenditures of approximately US$2 million over a three year period on the Tsetsera Property, which is located in Mozambique, and other properties over which GSR holds mineral rights.

Pursuant to the agreement, the Company remitted a cash payment of US$50,000 (2008 -two cash payments of US$50,000 each), which were recorded as mineral properties.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(Expressed in Canadian Dollars unless otherwise stated)

16.	Accounts payable and accrued liabilities

	December 31	December 31
	2009	2008
Trade payables	$7,316,689	$12,250,484
Accrued liabilities	17,497,525	10,339,911
Royalty accrual	1,769,563	1,139,881
Leave liability	811,664	681,540
Bonus provision	1,810,574	1,864,746
	$29,206,015	$26,276,562

17.	Related party balances and transactions

Due from related parties	December 31	December 31
	2009	2008
Tranter Gold (Proprietary) Limited (note 17(a))	$-	$23,174

Due to related parties	December 31	December 31
	2009	2008
Tranter Gold (Proprietary) Limited (note 17(a))	$-	214,840
Hunter Dickinson Services Inc. (note 17(b))	-	38,014
	$-	$252,854

Reimbursement for related party expenses and services
rendered	December 31	December 31
	2009	2008
Tranter Gold (Proprietary) Limited (note 17(a))	$(17,978)	$(25,700)
Hunter Dickinson Services Inc. (note 17(b))	$-	$559,904

Related party transactions are recorded at the exchange amount which is the amount of consideration paid or received as negotiated by the parties at arms length. Related party balances receivable (payable) are non-interest bearing and are included under current assets and liabilities on the consolidated balance sheets.

(a) Tranter Gold (Proprietary) Limited (“Tranter Gold”)

Tranter Gold is a wholly-owned subsidiary of Tranter Burnstone (Proprietary) Limited (“Tranter Burnstone”) and has a director in common with the Company. The Company used to provide Tranter Gold with certain accounting and administrative services on rates negotiated while the officer was dealing at arm’s length with the Company.

During the year ended December 31, 2008 Tranter Gold provided Southgold with geological services in the amount of $0.2 million (ZAR1.6 million), negotiated at arms length. No services were provided during the 2009 year.

(b) Hunter Dickinson Services Inc.

Hunter Dickinson Services Inc. (“HDI”) is a private company which has a director in common with the Company. HDI used to provide corporate development, administrative and management services to, and incurred third party costs on behalf of the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated September 25, 2007.

Effective January 1, 2009, the Company ceased to recognize HDI as a related party.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(Expressed in Canadian Dollars unless otherwise stated)

18.	Long term borrowings

Non-current portion of long term borrowings	December 31	December 31
	2009	2008
Project finance facility (note 18(a))	$-	$26,773,936
Senior secured notes (note 18(b))	-	33,766,950
Finance lease liability (note 18(c))	643,907	1,519,708
Convertible debentures (note 18(d))	86,303,767	-
	$86,947,674	$62,060,594

Current portion of long term borrowings	December 31	December 31
	2009	2008
Senior secured notes (note 18(b))	$43,044,413	$-
Finance lease liability (note 18(c))	723,744	916,745
	$43,768,157	$916,745

Aggregate future payments, inclusive of interest

	Less than 1	1 – 5 years	More than 5
	year		years
Senior secured notes	$64,951,800	$-	$-
Finance lease liability	791,050	659,209	-
Convertible debentures	10,541,667	166,558,333	-
Total financial liabilities	$76,284,517	$167,217,542	$-

(a) Project finance facility

	December 31	December 31
	2009	2008
Balance, beginning of the year	$26,773,936	$-
Principal amount	-	26,040,000
Accrued interest	2,940,887	1,113,710
Facility arrangement fees	(160,900)	(596,468)
Amortized facility arrangement fees	780,745	18,768
Foreign exchange	2,469,835	197,926
Payment	(32,804,503)	-
Balance, end of year	$-	$26,773,936

During 2008, the Company utilized a ZAR200 million ($26 million) project finance facility, which was collateralized by a first mortgage bond over the Burnstone project.

The facility accrued interest at JIBAR with an average premium of 2.25% above JIBAR.

The Company repaid the principal amount, inclusive of interest accrued to date, on November 30, 2009.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(Expressed in Canadian Dollars unless otherwise stated)

18.	Long term borrowings (continued)

(b) Senior secured notes

	December 31	December 31
	2009	2008
Balance, beginning of the year	$33,766,950	$-
Principal amount	-	57,819,944
Pre-paid interest	-	(18,042,304)
Transaction cost	-	(5,816,203)
Amortized interest expense	15,104,781	706,432
Foreign exchange	(5,827,318)	(900,919)
Balance, end of year	$43,044,413	$33,766,950

	December 31	December 31
	2009	2008
Non-current	$-	$33,766,950
Current	43,044,413	-
	$43,044,413	$33,766,950

On December 12, 2008, the Company closed a senior secured note financing (the “Note Financing”), issuing a total of 51,500 units and raising gross proceeds of US$51.5 million which netted approximately $39 million (US$32 million) following prepayment of 24 months of interest and other costs of the offering. Each unit consisted of a senior secured note (a “Note”) in the principal amount of US$1,000 and 350 common share purchase warrants (the “Note Financing Warrants”). Each Note Financing Warrant entitles the holder to purchase one common share in the capital of the Company at a price of $1.80 per share on or before December 12, 2011.

These warrants are subject to anti-dilution rights, including certain anti-dilution rights triggered by the issuance of common shares at a price less than the exercise price, but have a minimum exercise price of $1.11 per common share. The Equity offering that closed on March 13, 2009 (refer note 21(g)) triggered the anti-dilution protection on the warrants issued in respect of the Senior Secured Notes.

The Notes mature at 120% of principal on the earlier of December 12, 2011 and certain stated events, including a change of control and are repayable at the election of the holder on 30 days notice after November 12, 2010.

The Notes bear interest of 14% per annum and are guaranteed on a joint and several basis by all of the Company’s Nevada subsidiaries and collateralized by their assets, being the Hollister Property and all other Nevada assets (refer note 15(a) and 15(d)).

The fair value of the senior secured notes and associated warrants was apportioned using the relative fair value method with the fair value assigned to the warrants being recorded in equity (refer note 21(c)(iii)).

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(Expressed in Canadian Dollars unless otherwise stated)

18.	Long term borrowings (continued)

(c) Finance lease liability

	December 31	December 31
	2009	2008
Balance, beginning of the year	$2,436,453	$-
Principal debt amount	-	2,505,706
Interest expense	120,342	17,732
Payments	(918,350)	(66,931)
Foreign exchange	(270,794)	(20,054)
Balance, end of year	$1,367,651	$2,436,453

	December 31	December 31
	2009	2008
Non-current	$643,907	$1,519,708
Current	723,744	916,745
	$1,367,651	$2,436,453

On November 15, 2008 the Company financed site equipment through a finance lease agreement with Sandvik Customer Finance LLC. The principal debt amount will be repaid in 36 equal installments. Interest is charged at 6.5% on outstanding capital and is being calculated on the 15th of each month.

The finance lease is collateralized by the leased assets which had a carrying value of $2.2 million at December 31, 2009 (refer note 13).

(d) Convertible debentures

	December 31	December 31
	2009	2008
Balance, beginning of the year	$-	$-
Principal amount	126,500,000	-
Transaction cost	(6,594,067)	-
Equity component	(35,455,306)	-
Liability component on initial recognition	84,450,627	-
Amortized interest expense	1,853,140	-
Balance, end of year	$86,303,767	$-

	December 31	December 31
	2009	2008
Non-current	$86,303,767	$-
Current	-	-
	$86,303,767	$-

An aggregate of $126.5 million principal amount of 8.0% senior unsecured convertible debentures at a price of $1,000 per Debenture were issued on November 12, 2009. The Debentures mature on November 30, 2014 (“the Maturity date”) and bear interest at the rate of 8% per annum. Interest is payable semi-annually in arrears on May 30 and November 30 of each year, commencing on May 30, 2010. The Debentures are direct senior unsecured obligations of the Company and are guaranteed by certain of the Company’s subsidiaries.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(Expressed in Canadian Dollars unless otherwise stated)

18.	Long term borrowings (continued)

(d) Convertible debentures (continued)

Holders may convert their Debentures into Common Shares at any time prior to maturity based on an initial conversion ratio of 465.1163 Common Shares per $1,000 principal amount of Debentures (equivalent to an initial conversion price of $2.15 per Common Share).

The Debentures may not be redeemed by the Company prior to November 30, 2012. From November 30, 2012 to the Maturity Date, the Company may redeem all or a portion of the Debentures at a price equal to 100% of the principal amount being redeemed, plus accrued and unpaid interest, if any, if the weighted average trading price of the Common Shares exceed 135% of the conversion price.

The fair value of the liability component and the equity component were determined on issuance of the debentures. The fair value of the liability component, included in long term borrowings, was calculated using an estimated market related interest rate of 16.5% . The residual amount, representing the value of the equity component, is included in shareholders’ equity in contributed surplus (refer note 21(d)). In subsequent periods, the liability component continues to be presented on the amortized cost basis, until extinguished on conversion or maturity of the debentures. The equity component is determined on the issue of the debentures and is not changed in subsequent periods.

19.	Future income taxes

The estimated tax effect of the significant components within the Company’s future tax liability was as follows:

	December 31	December 31
	2009	2008
Future income tax assets
Loss carry forwards	$62,720,651	$48,432,765
Equipment	26,190,410	18,146,538
Other	16,784,689	9,213,242
Subtotal	105,695,750	75,792,545
Valuation allowance	(51,067,808)	(33,464,849)
Future income tax asset	54,627,942	42,327,697

Future income tax liability
Mineral property interests	(63,843,082)	(54,903,967)
Senior secured debt	(1,444,100)	(2,171,121)
Future income tax liability	(65,287,182)	(57,075,089)

Net future income tax liability	$10,659,240	$14,747,392

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial tax rates to earnings before income taxes.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(Expressed in Canadian Dollars unless otherwise stated)

19.	Future income taxes (continued)

These differences result from the following items:

	December 31	December 31
	2009	2008
Combined Canadian federal and provincial statutory rate	30.0%	31.0%

Income tax recovery at statutory rates	$(16,195,802)	$(36,213,226)
Difference in foreign tax rates	(1,312,999)	377,774
Increase in valuation allowance	16,376,473	4,500,522
Other non-deductible items	3,734,519	4,532,798
Change due to foreign exchange	3,989,496	(4,243,626)
Change in tax rate	(602,770)	(218,366)
Unrealized foreign exchange gain (loss) not included in income	3,087,307	(758,387)
Amounts reported through equity	(1,293,750)	-
Tax deductible items capitalized for accounting	(13,614,079)	-
Other	291,226	77,732
Future income tax recovery	(5,540,379)	(31,944,779)
Income taxes paid	8,026	-
	(5,532,353)	(31,944,779)

At December 31, 2009, the Company had available losses for income tax purposes in Canada totaling approximately $30.4 million (2008 – $9.2 million), expiring in various years from 2010 to 2029. The Company has available resource tax pools in Canada of approximately $4.9 million (2007 – $4.8 million), which may be carried forward and utilized to reduce resource income. Included in these resource tax pools is $3.1 million (2008 – $3.1 million) which is successored, and consequently can only be utilized against taxable income from specific mineral properties.

At December 31, 2009, the Company had a net operating loss carry forward for United States income tax purposes of approximately $135.4 million (US$128.8 million) (2008 – $116.8 million (US$95.9 million)) which, if not utilized to reduce United States taxable income in future periods, expire through the year 2029. These available tax losses may only be applied to offset future taxable income from the Company's current United States subsidiaries.

Approximately $9.5 million (US$9 million) of the above United States losses are subject to limitation under Section 382. Accordingly, the Company's ability to utilize these losses each year may be limited. Furthermore, additional ownership changes under Section 382 may have occurred, which may further limit the availability of net operating losses.

At December 31, 2009, the Company had available losses for income tax purposes in South Africa totaling approximately $11 million (ZAR78 million) (2008 - $7 million (ZAR52 million)) as well as available unredeemed capital of approximately $228 million (ZAR1,605 million) (2008 - $101 million (ZAR770 million)), which may be carried forward and utilized to reduce future resource income.

The Company’s future income tax liability mainly reflects the temporary differences related to the accounting and tax values of the Group’s mineral properties. These balances decreased mainly due to movement in recognized timing differences and foreign exchange. During 2008 the Company also recognized future income tax liabilities of $10.7 million and $2.6 million from the acquisition of Rusaf and Puma respectively, which reflects temporary differences related to the accounting and tax values of the respective entities’ identifiable assets and liabilities.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(Expressed in Canadian Dollars unless otherwise stated)

20.	Site reclamation obligations

The provision for site closure and reclamation costs related to the Company’s mineral properties is as follows:

	December 31	December 31
	2009	2008
Balance, beginning of the year	$3,738,380	$1,416,964
Accretion	154,215	38,086
Recognition of obligation acquired - Esmeralda	-	1,318,763
Change in estimate	454,600	728,224
Foreign exchange	(356,965)	236,343
Balance, end of year	$3,990,230	$3,738,380

The components of the site reclamation obligation are as follows:

	December 31	December 31
	2009	2008
Burnstone property (note 20(a))	$1,368,369	$706,363
Hollister property (note 20(b))	1,425,682	1,648,967
Esmeralda property (note 20(c))	1,140,706	1,318,763
Other properties	55,473	64,287
	$3,990,230	$3,738,380

(a) Burnstone Property

The estimated amount of the reclamation costs to remove infrastructure, capping and backfilling of the decline, vertical shaft and metallurgical plant and subsequent property rehabilitation including re-vegetation and fertilization, adjusted for estimated inflation at 8.4% per year, is $1.6 million (ZAR11 million) and is expected to be spent over a period of approximately three years beginning in 2025. The credit-adjusted risk free rate at which the estimated future cash flows have been discounted is 9.2%, to arrive at a net present value of $1.4 million (ZAR9.6 million).

(b) Hollister Property

The estimated amount of the reclamation costs to remove infrastructure, capping and backfilling of the decline and subsequent property rehabilitation including re-vegetation and fertilization, adjusted for estimated inflation at 2% per year, is $1.6 million (US$1.5 million) and is expected to be spent from 2017. The credit-adjusted risk free rate at which the estimated future cash flows have been discounted is 3.38%, to arrive at a net present value of $1.4 million (US$1.4 million).

(c) Esmeralda Property

In terms of the Asset Purchase Agreement (refer note 15(d)), the Company also acquired the future reclamation liability over the Esmeralda property. The estimated amount of the reclamation costs to remove infrastructure and subsequent property rehabilitation, adjusted for estimated inflation at 2% per year, is $1.3 million (US$1.2 million) and expected to be spent from 2017. The credit-adjusted risk free rate at which the estimated future cash flows have been discounted is 3.38%, to arrive at a net present value of $1.1 (US$1.1 million).

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(Expressed in Canadian Dollars unless otherwise stated)

21.	Share capital

(a) Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value.

(b) Share option plan

The Company has a share option plan approved by the shareholders that allows it to grant options to a maximum number of eligible shares equaling a rolling percentage of up to 12.5% of the Company's outstanding common shares, calculated from time to time, subject to regulatory terms and approval, to its directors, employees, officers and consultants.

The exercise price of each option is set by the Board of Directors at the time of grant but cannot be less than the market price (less permissible discounts) on the Toronto Stock Exchange.

Pursuant to the option plan, if outstanding options are exercised, expire, and/or the number of issued and outstanding common shares of the Company increases, then the options available to grant under the plan increase correspondingly. Options can have a maximum term of ten years and typically terminate 30 days following the termination of the optionee’s employment or engagement, except in the case of retirement or death.

Vesting of options is at the discretion of the Board of Directors at the time the options are granted.

The continuity of share purchase options is as follows:

			Contractual weighted
	Weighted average	Number of options	average remaining life
	exercise price		(years)
Balance, December 31, 2007	$2.32	11,718,170	2.37
Granted	$3.09	9,913,503
Exercised	$2.07	(2,250,386)
Expired	$1.62	(1,090,000)
Forfeited	$2.62	(1,048,891)
Balance, December 31, 2008	$2.82	17,242,396	2.30
Granted	$1.57	10,381,124
Cancelled	$2.97	(6,617,081)
Exercised	$1.32	(1,124,675)
Expired	$2.07	(36,000)
Forfeited	$1.95	(2,911,000)
Balance, December 31, 2009	$1.64	16,934,764	2.52

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(Expressed in Canadian Dollars unless otherwise stated)

21.	Share capital (continued)

(b) Share option plan (continued)

Options outstanding at December 31, 2009 are as follows:

		Number of options	Number of options
Expiry date	Exercise price	outstanding	exercisable
April 18, 2010	$2.68	16,667	16,667
November 9, 2010	$3.12	130,000	130,000
December 31, 2010	$1.14	400,000	400,000
February 4, 2011	$3.00	276,668	206,667
February 18, 2011	$2.95	50,000	33,333
March 18, 2011	$3.57	90,000	60,000
April 30, 2011	$2.45	450,000	450,000
May 21, 2011	$3.47	150,000	100,000
August 18, 2011	$2.78	470,000	313,333
October 30, 2011	$1.50	1,011,800	630,133
December 11, 2011	$1.25	4,423,063	2,849,666
February 11, 2012	$1.75	3,776,766	1,355,032
April 18, 2012	$2.68	90,000	90,000
July 15, 2012	$1.49	750,000	250,000
October 9, 2012	$1.65	490,000	-
April 10, 2013	$3.60	110,000	73,333
December 11, 2013	$1.25	254,800	169,867
January 14, 2014	$1.35	825,000	274,998
February 11, 2014	$1.75	690,000	230,000
April 12, 2014	$1.49	2,380,000	793,333
July 15, 2014	$1.49	100,000	33,333
Total		16,934,764	8,459,695
Average option price		$1.64	$1.67

Employees and certain consultants were allowed to cancel certain unexercised employee and non-employee stock options and received new options equal to 50% of the cancelled options at an exercise price of $1.25 and vesting period of 24 months. The aforementioned cancellation and replacement were subject to the option holder’s election to receive his/her annual bonus and salary increase in stock options, as opposed to cash payments. Replacement options were issued to the directors at an exercise price of $1.49 and vesting period of 24 months. The cancellation was concluded on January 12, 2009 and the replacement on April 12, 2009.

The cancelled options were accounted for as cancellations in accordance with CICA 3870 where any carry forward cost not yet recognized was recognized immediately in the Statement of Operations and Comprehensive Loss.

The new options issued were accounted for as modifications in accordance with CICA 3870, where the incremental value was recorded as additional cost measured by the difference between the fair value of the old options calculated on the modification date and the value of the new options at the modification date. The amount is recognized over the vesting period of the new option. Any remaining compensation cost for as yet unvested old options is also recognized over the new vesting period.

Costs previously recognized on forfeited options were, upon forfeiture, reversed through the Statement of Operations and Comprehensive Loss.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(Expressed in Canadian Dollars unless otherwise stated)

21.	Share capital (continued)

(b) Share option plan (continued)

	Weighted
	average
Range of Exercise Price – Outstanding	exercise	Number of	Weighted average remaining
Options	price	options	contractual life (years)
$ 1.00 - $ 1.24	$1.14	400,000	1.00
$ 1.25 - $ 1.49	$1.35	8,732,863	2.92
$ 1.50 - $ 1.74	$1.55	1,501,800	2.14
$ 1.75 - $ 1.99	$1.75	4,466,766	2.42
$ 2.25 - $ 2.49	$2.45	450,000	1.33
$ 2.50 - $ 2.99	$2.78	626,667	1.65
$ 3.00 - $ 3.49	$3.15	556,668	1.12
$ 3.50 - $ 3.99	$3.59	200,000	2.36
Total	$1.64	16,934,764	2.52

	Weighted
Range of Exercise Price – Exercisable	average
options	exercise price	Number of options
$ 1.00 - $ 1.24	$1.14	400,000
$ 1.25 - $ 1.49	$1.32	4,371,197
$ 1.50 - $ 1.74	$1.50	630,133
$ 1.75 - $ 1.99	$1.75	1,585,032
$ 2.25 - $ 2.49	$2.45	450,000
$ 2.50 - $ 2.99	$2.77	453,333
$ 3.00 - $ 3.49	$3.14	436,667
$ 3.50 - $ 3.99	$3.59	133,333
Total	$1.67	8,459,695

The exercise prices of all share purchase options granted were at or above the market price at the grant date. The options have been valued using the Black Scholes option pricing model with the assumptions noted below, the estimated fair value of options granted for the years ended December 31, 2009 and 2008, have been included in the Statements of Operations and Comprehensive Loss, as follows:

	Years ended December 31
	2009	2008
Total compensation cost recognized, credited to contributed surplus (note 21(d))	$12,104,310	$10,411,804
Allocated to exploration and pre-development expenses	(1,059,108)	(1,329,300)
Compensation cost allocated to Hollister stockpile	(331,300)	-
Compensation cost capitalized on Burnstone mine development (refer note 22)	(1,420,546)	-
Compensation cost allocated to bonus provision	(1,009,409)	-

Stock based compensation expense	$8,283,947	$9,082,504

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(Expressed in Canadian Dollars unless otherwise stated)

21.	Share capital (continued)

(b) Share option plan (continued)

The weighted-average assumptions used to estimate the fair value of options vesting during the respective years were as follows:

	Years ended December 31
	2009	2008
Risk free interest rate	2.83%	3.52%
Expected life	3.5 years	3.4 years
Expected volatility	79%	62%
Expected dividends	Nil	Nil

(c) Share purchase warrants

The continuity of share purchase warrants during the year is as follows:

December 31, 2009
		Outstanding				Outstanding
	Exercise	December 31,				December 31
Expiry dates	price	2008	Expired	Adjustment	Issued	2009
April 20, 2009 (note 21(c)(i))	$3.50	28,750,000	(28,750,000)	-	-	-
September 30, 2010 (note 21(c)(ii))	ZAR20.78	1,684,312	-	-	-	1,684,312
October 15, 2010 (note 21(g))	$1.60	-	-	-	57,500,000	57,500,000
December 12, 2011 (note 21(c)(iii))	$1.25	18,746,000	-	8,248,240	-	26,994,240
		49,180,312	(28,750,000)	8,248,240	57,500,000	86,178,552

December 31, 2008
		Outstanding				Outstanding
	Exercise	December				December
Expiry dates	price	31, 2007	Issued	Exercised	Expired	31, 2008
July 18, 2008 (note 21(c)(iv))	ZAR12.90	998,890	-	(998,890)	-	-
April 20, 2009 (note 21(c)(i))	$3.50	28,750,000	-	-	-	28,750,000
September 30, 2010 (note 21(c)(ii))	ZAR20.78	1,684,312	-	-	-	1,684,312
December 12, 2011 (note 21(c)(iii))	$1.80	-	18,746,000	-	-	18,746,000
		31,433,202	18,746,000	(998,890)	-	49,180,312

(i) April 2007 Public offering

On April 19, 2007, the Company completed an offering of 57,500,000 units at a price of $2.60 per unit. Each unit consisted of one common share and one-half of a common share purchase warrant of the Company. The common shares and warrants comprising the units separated immediately upon the closing of the transaction.

Each whole purchase warrant entitled the holder thereof to purchase one common share of the Company at a price of $3.50 per share for two years from the date of issuance.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(Expressed in Canadian Dollars unless otherwise stated)

21.	Share capital (continued)

(c) Share purchase warrants (continued)

(i) April 2007 Public offering (continued)

The 28,750,000 warrants expired unexercised on April 20, 2009.

The estimated fair value of $16.2 million (using expected volatility of 56.9%, risk free interest rate of 4%, dividends of nil, share price of $2.48 and remaining life of approximately 2 years) of the warrants was therefore transferred to the contributed surplus reserve (refer note 21(d)).

(ii) October 2007 Black Economic Empowerment transaction (“BEE transaction”)

In terms of the October 2007 BEE transaction, the Company issued a total of 1,684,312 Great Basin warrants. 1,263,234 warrants were granted to Investec Bank (“Investec”), who provided a portion of the financing for the investment by Tranter Gold in Southgold, and Tranter Gold received 421,078 warrants. Each warrant is convertible into one Great Basin common share at ZAR20.78 ($3) on or before October 1, 2010. The warrants are subject to GBG having the right to require exercise of the warrants if the market price equals or exceeds ZAR45.72 ($7).

On the date of the transaction, the fair value of the warrants was estimated at $1.2 million (ZAR8 million). The fair value was calculated using the Black Scholes option pricing model and based upon the following assumptions: remaining life of 2 years; expected volatility of 62.74%; risk free rate of 8.93% and dividends of nil.

(iii) Senior secured notes - warrants

On December 12, 2008, the Company completed the issuance of 51,500 senior secured notes at a price of US$1,000 per note for gross proceeds of US$51.5 million. Each note also granted its holder 350 warrants. Each warrant entitles the holder thereof to subscribe to one common share of the Company at a price of $1.80 per share over a 36 month term and has no mandatory conversion by the holder.

These warrants are subject to anti-dilution rights, including certain anti-dilution rights triggered by the issuance of common shares at a price less than the exercise price, but have a minimum exercise price of $1.11 per common share.

The Company also granted 721,000 warrants, subject to the same terms as set out above, to the agent. The number of these warrants was calculated at 4% of the 18,025,000 warrants issued to the note holders. The fair value was calculated using the Black Scholes option pricing model and based upon the following assumptions: expected life of 3 years; volatility of 82.60%; risk free rate of 3.10% and dividends of nil.

Based on the above valuation and adjusted for apportioned transaction cost, the relative fair value of the 18,746,000 warrants was estimated at $6.6 million (US$5.3 million) (refer note 18(b)).

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(Expressed in Canadian Dollars unless otherwise stated)

21.	Share capital (continued)

(c) Share purchase warrants (continued)

(iii) Senior secured notes warrants (continued)

The Equity offering that closed on March 13, 2009 (refer note 21(g)) triggered the anti-dilution protection on the warrants issued in respect of the Senior Secured Notes.

The exercise price of these warrants was adjusted to $1.25 (from $1.80) per common share and the number of common shares which may be acquired increased to 26,994,240 common shares (including agents’ warrants). No additional fair value was recorded with the increase of the warrants.

(iv) Burnstone June 2006 Settlement agreement

In July 2006, the Company issued 2,000,000 warrants to the former Southgold shareholders, pursuant to a settlement agreement dated May 26, 2006. The warrants were exercisable at US$1.80 for two years from the date of issuance and were subject to an accelerated expiry provision under certain circumstances. It was resolved by way of board resolution, passed on February 15, 2007, to allow the exercise price to be in ZAR. The warrants were exercisable at ZAR12.90 per warrant.

The fair value of the share purchase warrants were estimated using a BlackScholes option pricing model with the following assumptions: Risk free interest rate of 4%; expected life of 2 years; expected volatility of 56% and nil dividends.

(d) Contributed surplus

The continuity of contributed surplus components is:

December 31, 2009
	December 31		December 31
	2008	Movement	2009
Fair value of warrants issued which expired unexercised (note 21(c)(i))	$238,668	$16,210,226	$16,448,894
Future income tax on expired warrants	-	(1,293,750)	(1,293,750)
Fair value of warrants and options available to Rusaf share holders (note 21(d)(i))	1,755,067	-	1,755,067
Accumulated stock-based compensation; net of amount transferred to share capital upon exercise of options (note 21(b))	19,605,786	11,295,143	30,900,929
Convertible bond equity component (note 18(d))	-	35,455,306	35,455,306
	$21,599,521	$61,666,925	$83,266,446

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(Expressed in Canadian Dollars unless otherwise stated)

21.	Share capital (continued)

(d) Contributed surplus (continued)

December 31, 2008
	December 31		December 31
	2007	Movement	2008
Fair value of warrants issued which expired unexercised	$238,668	$-	$238,668
Fair value of warrants and options available to Rusaf share holders (note 21(d)(i))	-	1,763,476	1,763,476
Fair value of Rusaf warrants exercised, credit to share capital (note 21(d)(i))	-	(8,409)	(8,409)
Accumulated stock-based compensation; net of amount transferred to share capital upon exercise of options (note 21(b))	11,270,434	8,335,352	19,605,786
	$11,509,102	$10,090,419	$21,599,521

(i) Warrants and options available to former Rusaf shareholders

The fair value of $1.8 million estimated for the 1,062,033 future Great Basin shares to be issued was calculated using the Black Scholes option pricing model based on a risk free interest rate of 2.99%, expected life between 1 month and 4 years, 59% volatility and nil dividends, and was recorded as contributed surplus.

The continuity of these warrants since acquisition is set out below:

					Outstanding
	Exercise	Outstanding			December 31
Expiry dates	price	April 1, 2008	Exercised	Expired	2009
April 11, 2008	$0.25	48,706	(22,041)	(26,665)	-
September 6, 2008	$0.75	27,037	(13,333)	(13,704)	-
September 15, 2008	$0.75	42,222	-	(42,222)	-
March 16, 2009	$0.75	93,333	-	(93,333)	-
May 17, 2009	$0.75	8,518	-	(8,518)	-
		219,816	(35,374)	(184,442)	-
Fair value		$107,909	($ 8,409)	($ 99,500)	$-

The continuity of these options since acquisition is set out below:
					Outstanding
	Exercise	Outstanding			December 31
Expiry dates	price	April 1, 2008	Exercised	Expired	2009
December 31, 2010	$0.25	19,999	-	-	19,999
December 31, 2010	$0.40	144,443	-	-	144,443
June 1, 2012	$0.60	677,776	-	-	677,776
		842,218	-	-	842,218
Fair value		$1,655,567	-	-	$1,655,567

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(Expressed in Canadian Dollars unless otherwise stated)

21.	Share capital (continued)

(e) Share issuance, January; February 2009 - Equity line

In December 2008, the Company entered into an equity line agreement with an affiliate of Investec Ltd (“Investec”). The agreement provided that the Company could sell to Investec over the term of the agreement up to $4 million of common shares in tranches at a price which was to be calculated at 95% of prevailing market price with a floor price of $1.12 per common share.

The agreement terminated on February 7, 2009 and the Company issued an aggregate of 2,846,800 common shares to Investec at an average price of $1.38. After share issue costs of $18,446, net proceeds of $3.9 million were recorded as share capital.

(f) Share issuance, February 2009

On February 10, 2009, the Company issued 20,000 shares in connection with the earn-in agreement on the Ganes Creek property (2008: 10,000 shares at $2.97) . The shares have been valued at their quoted price of $1.76 per share on the date of issuance and the resulting interest in the Ganes Creek Property was recorded as mineral properties (refer note 15(f)(i)) .

(g) Share issuance, March 2009 - Public Offering

The Company completed a public offering on March 13, 2009 whereby it issued 115,000,000 units (the “Units”) at a price of $1.30 per Unit (the “Offering Price”) thereby raising gross proceeds of $149.5 million. Each Unit consisted of one common share (each, a “Common Share”) in the capital of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”) of Great Basin.

Each Warrant entitles the holder thereof to purchase one Common Share at a price of $1.60 until expiry on October 15, 2010.

On the date of issuance, the fair value of the 57,500,000 warrants was estimated at $0.10 per warrant. The valuation was performed by an independent valuation specialist, using the Black Scholes option pricing model.

The Company paid the underwriters a commission of $10 million and incurred other share issue costs of approximately $1.5 million for net proceeds of $138 million of which $132.7 million has been recorded as share capital and $5.3 million as fair value of the warrants (refer note 21(c)).

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(Expressed in Canadian Dollars unless otherwise stated)

22.	Additional cash flow information

Supplementary information:	December 31	December 31
	2009	2008

Interest paid	$23,923	$53,418
Taxation paid	$8,026	$-

Non-cash financing and investing activities:

Fair value of warrants issued with Senior Secured Notes	$-	$6,616,856
Common shares issued for property settlement	$35,200	$29,648,274
Increase in mineral property for future income taxes	$-	$13,235,669
Capitalized borrowing costs	$19,898,808	$605,934
Capitalized stock based compensation (refer note 21(b))	$1,420,546	$-
Capitalized facility arrangement fees	$780,745	$-
Capitalized change in reclamation estimate	$432,316	$-
Changes in accounts payable	$2,178,777	$1,403,895

23.	Segment disclosure

The Company operates in a single reportable operating segment, the exploration and development of mineral properties. Geographic information is as follows:

Assets	December 31	December 31
	2009	2008
Canada
Assets other than mineral property interests	$76,835,615	$22,610,226
Mineral property interests	1	1
Tanzania
Assets other than mineral property interests	729,390	1,551,261
Mineral property interests	36,466,782	36,466,782
United States
Assets other than mineral property interests	28,343,641	10,844,303
Mine development and equipment	37,660,434	16,698,084
Mineral property interests	79,135,622	92,505,493
South Africa
Assets other than mineral property interests	28,475,637	22,281,236
Mine development and equipment	153,320,460	31,356,717
Mineral property interests	107,316,284	130,886,380
	$548,283,866	$365,200,482

Revenue	December 31	December 31
	2009	2008
United States
Ore sales	$33,737,518	$24,716,323

During 2009 the Company generated revenue of $33.7 million (US$28 million) (2008: $24.7 million (US$23 million)) from its Hollister operation. The ore was sold under the terms of various toll milling and ore purchase agreements to Newmont Mining Corporation and Echo Bay Minerals Company (“Kinross”) (2008: Newmont Mining Corporation).

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(Expressed in Canadian Dollars unless otherwise stated)

24.	Contingencies and commitments

On October 1, 2007, Tranter Burnstone (a black empowerment enterprise) borrowed $28 million (ZAR200 million) from Investec to settle a portion of the purchase consideration of $37 million (ZAR260 million) for 812 Southgold shares. The Southgold shares were subsequently exchanged for 19,938,650 shares of Great Basin. The security for the loan comprised, amongst other items, a loan guarantee which requires N5C Resources Inc., N6C Resources Inc. and/or Rodeo Creek Gold Inc., in the event of default by Tranter Burnstone on any of its interest payments to Investec, at any time for the first four years, to lend not more than $11 million (ZAR80 million) to Tranter Burnstone in order to settle such interest payment obligations.

The loan agreement with Investec requires Tranter Burnstone to deposit cash into a margin call account if the underlying value of the shares held by Tranter in Great Basin is less than the outstanding loan and accrued interest. The decrease in the share price of the Company since September 2008 triggered the requirement for a cash deposit into the margin account.

Tranter Burnstone defaulted on funding the short fall in the margin call account and the Company has been advised that Investec served Tranter Burnstone with a notice of default in December 2008.

A notice of foreclosure has not been served on Tranter Burnstone and the probability of the guarantee being called upon remains uncertain.

25.	Subsequent events

Subsequent to December 31, 2009

(a)	Shares issuance, January 27, 2010

Pursuant to the Rusaf agreement of April 1, 2008, the Company issued 3,073,773 shares, as additional consideration, valued at $5.6 million on January 27, 2010 upon gold discoveries above a threshold of 500,000 ounces in size, on mineral prospects held by Rusaf (refer note 15(c)).

(b)	Share options granted, February 9, 2010

The Company granted 950,000 options on February 9, 2010 with an exercise price of $1.78 per common share and an expiry date of February 10, 2013.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(Expressed in Canadian Dollars unless otherwise stated)

26.	Reconciliation with United States Generally Accepted Accounting Principles

The Company prepares its financial statements in accordance with Canadian GAAP which principles differ in certain respects from those applicable in the United States (“US GAAP”) and from practices prescribed by the United States Securities and Exchange Commission (“SEC”). Had the Company applied US GAAP, certain items on the statements of operations, deficit and balance sheets would have been reported as follows:

	December 31	December 31
Consolidated Balance Sheets	2009	2008
Total assets under Canadian GAAP	548,283,866	365,200,482
Adjustments under US GAAP:
Adjustment for convertible debentures – transaction costs (note c)	6,005,928	-
Adjustment for senior secured notes – transaction costs (note c)	3,219,639	-
Total assets under US GAAP	$557,509,433	$365,200,482

Total liabilities under Canadian GAAP	$174,571,316	$107,992,527
Adjustments under US GAAP:
Recognize warrants issued for BEE transaction as a liability (note b)	1,178,815	1,178,815
Mark to market adjustment on warrants – BEE (note b)	(874,709)	(235,638)
Adjustment for convertible debentures – transaction costs and equity component (note c)	41,461,234	-
Adjustment for senior secured notes – transaction costs (note c)	3,219,639	-
Total liabilities under US GAAP	$219,556,295	$108,935,704
Share capital, warrants, contributed surplus and accumulated other comprehensive income under Canadian GAAP	$ 639,425,288	$ 474,475,066
Adjustments under US GAAP:
Stock-based compensation (note a)	2,658,000	2,658,000
Recognize warrants issued for BEE transaction as a liability (note b)	(1,178,815)	(1,178,815)
Warrants exercised in prior periods	(3,695,159)	(3,695,159)
Adjustment for convertible debentures – equity component (note c)	(35,455,306)	-
Share capital, warrants, contributed surplus and accumulated
other comprehensive income under US GAAP	$601,754,008	$472,259,092
Deficit under Canadian GAAP	$(265,712,738)	$(217,267,111)
Adjustments under US GAAP:
Stock-based compensation (note a)	(2,658,000)	(2,658,000)
Mark-to-market gain / loss realized on warrants exercised	3,695,159	3,695,159
Mark-to-market adjustment on warrants – BEE (note b)	874,709	235,638
Deficit under US GAAP	$(263,800,870)	$(215,994,314)

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(Expressed in Canadian Dollars unless otherwise stated)

26.	Reconciliation with United States Generally Accepted Accounting Principles (continued)

Consolidated Statements of	December 31	December 31
Operations	2009	2008
Loss for the period under Canadian GAAP	$(48,445,627)	$(84,872,078)
Adjustments under US GAAP:
Mark-to-market adjustment on warrants (note b)	639,071	438,993
Loss for the period under US GAAP	$(47,806,556)	$(84,433,085)
Other comprehensive loss under Canadian GAAP and US GAAP	(24,753,854)	(389,869)
Other comprehensive loss under US GAAP	$(72,560,410)	$(84,822,954)

Basic and diluted loss per share for the year under US GAAP (note 4(j))	(0.15)	(0.40)

Revenue and production costs disclosed under Canadian GAAP relate to income generated from the sale of minerals and related cost of sales during the development stage of the operation. US GAAP considers income generated from the sale of minerals as well as incremental and direct costs associated with the sale thereof incidental to the Company’s operations and accordingly these items would have been disclosed as other income/expenses under US GAAP.

There are no material differences between Canadian GAAP and US GAAP in the consolidated statements of cash flows for the years ended December 31, 2009 and 2008.

The Company has evaluated all subsequent events through to March 18, 2010.

(a) Stock based compensation

In the year ended December 31, 2003 the Company adopted, for US GAAP, the fair value based method of accounting for employee stock-based compensation. The Company adopted the fair value method on a prospective basis from January 1, 2003. The prospective adoption of this new US GAAP policy creates no differences with the Company’s stock-based compensation expense reported under Canadian GAAP.

Prior to 2003, no compensation expense was recognized under US GAAP because the Company accounted for share options using the intrinsic value and the exercise price of the Company’s employee stock options equalled the market price of the underlying stock on the date of the grant. For the years ended December 31, 2009 and 2008, there were no differences in stock-based compensation expense in respect of employee and non-employee share options which would be required to be charged to operations under both Canadian and US GAAP.

As the US GAAP requirements were adopted on a prospective basis, there is $2,658,000 historical difference in contributed surplus and deficit relating to the period prior to adoption. The cumulative effect of initially applying this Statement, if any, is recognized as of the required effective date. Under Canadian GAAP no provision was made for the recognition of the cumulative effect upon adoption of CICA 3870.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(Expressed in Canadian Dollars unless otherwise stated)

26.	Reconciliation with United States Generally Accepted Accounting Principles (continued)

(b) Fair value of financial instruments

Under US GAAP, warrants issued by the Company that are denominated in currencies other than Canadian dollars are accounted for as a derivative liability, and recorded on the balance sheet as a liability at fair value, with changes in fair value being charged to earnings each period.

During 2007, the Company issued 1,684,312 of such warrants upon the conclusion of the BEE transaction and assigned the issued warrants a value of $1,178,815. At December 31, 2008, the fair value of these warrants was estimated at $943,177 resulting in a cumulative mark-to-market gain of $235,638 recognized under US GAAP. At December 31, 2009 the fair value of these warrants was estimated at $304,106 resulting in a cumulative mark-to-market adjustment of $874,709 recognised under US GAAP. Under Canadian GAAP, the fair value of these warrants was recognized within equity with no fair value adjustment required on the report dates.

(c) Convertible debentures and senior secured notes

Under US GAAP, the convertible debentures would be accounted for entirely as a debt instrument as the equity conversion feature does not represent a cash conversion feature. Under Canadian GAAP the convertible debenture was split into debt and equity components.

Under US GAAP, debt transaction costs related to the convertible debenture and the debt component of the senior secured notes are recognized as a deferred charge asset and amortized over the term to maturity of the debt. Under Canadian GAAP, debt transaction costs are recognized as a reduction of the related debt liability and related equity components and the accretion of the debt to face value over the period to maturity is adjusted accordingly.

Under US GAAP, the carrying value of the convertible debt liability was adjusted to reclassify the Canadian GAAP equity component of $35,455,306 plus related issue costs of $6,594,068 less the adjustment of $588,140 for accretion of the liability charged under Canadian GAAP.

Under US GAAP, the transaction costs related to the debt component of the senior secured notes in the amount of $3,219,639 would be recorded as deferred charges, and amortized over the term to maturity.

Amortization of deferred charges is capitalized in accordance with the Company’s policy on interest capitalization; accordingly, there is no impact on earnings from the adjustments above.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(Expressed in Canadian Dollars unless otherwise stated)

26.	Reconciliation with United States Generally Accepted Accounting Principles (continued)

(d) Other

The following additional information would be presented if these financial statements were presented in accordance with US GAAP with respect to amounts payable and accrued liabilities:

	December 31	December 31
	2009	2008
Amounts payable	$7,316,689	$12,250,484
Accrued liabilities
Burnstone	13,237,811	7,099,680
Hollister	6,296,771	4,277,431
Other	544,170	784,221
Annual bonuses	1,810,574	1,864,746

	$29,206,015	$26,276,562

(e) Accounting Standard Codification (“ASC”) No. 740, Income Taxes (“ASC 740”)

In June 2006, the Financial Accounting Standards Board (FASB) issued guidance to address diversity in practice regarding the interpretation and application of the accounting model for uncertain tax positions. ASC 740 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements.

ASC 740 also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition and was effective for fiscal years beginning after December 15, 2006.

The Company adopted the provisions of uncertain tax positions in accordance with ASC 740 on January 1, 2007, which did not have a material impact on the consolidated financial position or results of operations, and reported no unrecognized tax benefits for the year ending December 31, 2007 and 2008. For December 31, 2009, there were no increases or decreases in unrecognized tax benefits as a result of tax positions taken in a prior year.

There were also no increases or decreases in unrecognized tax benefits from tax positions taken in the current year. As a result, there are no unrecognized tax benefits at December 31, 2009. As there were no unrecognized tax benefits at December 31, 2009, there are also no unrecognized tax benefits that could affect the effective tax rate if recognized.

There was no interest and penalties recognized on the Statement of Operations and Comprehensive Loss or the statement of financial position. The Company’s policy is to recognize accrued interest and penalties related to unrecognized tax benefits in operating expenses.

The Company is subject to taxes in Canada, United States, South Africa, Tanzania and Russia.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(Expressed in Canadian Dollars unless otherwise stated)

26.	Reconciliation with United States Generally Accepted Accounting Principles (continued)

(e) Accounting Standard Codification (“ASC”) No. 740, Income Taxes (“ASC 740”) (continued)

The following tax years remain subject to examination as of December 31, 2009 by major tax jurisdiction:

Canada	2002 to present
United Sates	1997 to present
South Africa	2004 to present

(f) Additional disclosures

The Company meets the definition of a development stage enterprise under both Canadian and US GAAP. Pursuant to the rules and regulations of the SEC, a mining company in the exploration stage should not refer to itself as a development stage company in its financial statements, even though such Company should comply with the measurement and disclosure requirements for development stage enterprises.

Under US GAAP, the Company is required to provide additional disclosures from its date of inception, or the date the Company was reactivated to undertake development stage activities. Consolidated summarized statements of operations and deficit and cash flows since January 1, 1998, the date the Company was considered to be reactivated to undertake development stage activities, to December 31, 2009 are presented as follows:

Period from January 1, 1998 to
Consolidated statement of operations and deficit	December 31, 2009
Mineral property exploration, development and reclamation	$(213,421,413)
General and administration, salaries, professional fees and other	(90,755,313)
Other income	51,495,610
Net loss for the period from January 1, 1998 to December 31, 2009, being the deficit accumulated during the exploration, pre-development and development stages	(252,681,116)
Opening deficit accumulated during the development stage, January 1, 1998	(11,119,754)

Ending deficit accumulated during the development stage, December 31, 2009	$(263,800,870)

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(Expressed in Canadian Dollars unless otherwise stated)

26.	Reconciliation with United States Generally Accepted Accounting Principles (continued)

(f) Additional disclosures (continued)

Period from January 1, 1998 to
Consolidated statements of cash flows	December 31, 2009
Operating activities	$(243,671,755)
Investing activities	(259,097,932)
Financing activities	585,828,219
Increase in cash and cash equivalents	$83,058,532
Cash and cash equivalents - January 1, 1998	1,922,206
Acquired through business acquisitions	4,512,119
Foreign exchange	(28,495)
Cash and cash equivalents – December 31, 2009	$89,464,362

Consolidated statements of change in equity (Unaudited)

		Common Shares					Accumulated
							other	Total
	Issue	Number of			Contributed		comprehensive	shareholders'
	Price	shares	Amount	Warrants	surplus	Retained deficit	income	equity
	$		$	$	$	$	$	$

Balance, January 1, 1998		14,161,171	22,790,760	–	–	(11,119,754)	–	11,671,006

Escrow shares	0.01	750,000	7,500	–	–	–	–	7,500
Exercise of options	1.28	41,875	53,600	–	–	–	–	53,600
Private placement	2.00	1,704,600	2,983,088	–	–	–	–	2,983,088
For mineral property interests	1.43	162,500	232,624	–	–	–	–	232,624
Loan guarantee	2.05	98,125	201,156	–	–	–	–	201,156
Loss for the year	-	–	–	–	–	(6,819,118)	–	(6,819,118)
Stock based compensation	-	–	–	–	372,000	–	–	372,000

Balance, December 31, 1998		16,918,271	26,268,728	–	372,000	(17,938,872)	–	8,701,856

Exercise of warrants	1.16	1,834,600	2,126,428	–	–	–	–	2,126,428
Exercise of options	1.17	1,276,800	1,488,069	–	–	–	–	1,488,069
Private placement	1.30	4,864,335	6,011,841	–	–	–	–	6,011,841
For donations	2.50	4,000	10,000	–	–	–	–	10,000
For mineral property interests	1.28	2,825,000	3,606,250	–	–	–	–	3,606,250
Loss for the year	-	–	–	–	–	(6,313,029)	–	(6,313,029)
Stock based compensation	-	–	–	–	1,385,000	–	–	1,385,000

Balance, December 31, 1999		27,723,006	39,511,316	–	1,757,000	(24,251,901)	–	17,016,415

Exercise of warrants	1.31	5,312,331	6,983,902	–	–	–	–	6,983,902
Exercise of options	1.30	146,800	190,297	–	–	–	–	190,297
Private placement	2.00	5,000,000	9,299,145	–	–	–	–	9,299,145
Loss for the year	-	–	–	–	–	(11,346,645)	–	(11,346,645)
Stock based compensation	-	–	–	–	41,000	–	–	41,000

Balance, December 31, 2000		38,182,137	55,984,660	–	1,798,000	(35,598,546)	–	22,184,114

Share issuance costs	-	–	(31,245)	–	–	–	–	(31,245)
Loss for the year	-	–	–	–	–	(9,924,906)	–	(9,924,906)
Stock based compensation	-	–	–	–	860,000	–	–	860,000

Balance, December 31, 2001		38,182,137	55,953,415	–	2,658,000	(45,523,452)	–	13,087,963

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(Expressed in Canadian Dollars unless otherwise stated)

26.	Reconciliation with United States Generally Accepted Accounting Principles (continued)

(f)	Additional disclosures (continued)

Consolidated statements of change in equity (Unaudited)

		Common Shares					Accumulated
							other	Total
	Issue	Number of			Contributed		comprehensive	shareholders'
	Price	shares	Amount	Warrants	surplus	Retained deficit	income	equity
	$		$	$	$	$	$	$

Balance, December 31, 2001		38,182,137	55,953,415	–	2,658,000	(45,523,452)	–	13,087,963

Exercise of warrants	1.00	2,257,000	2,257,000	–	–	–	–	2,257,000
Exercise of options	0.96	679,900	656,018	–	–	–	–	656,018
Private placement	1.50	5,742,327	7,891,385	–	–	–	–	7,891,385
Warrants issued for mineral property	-	–	–	295,000	–	–	–	295,000
Stock based compensation	-	–	–	–	374,627	–	–	374,627
Loss for the year	-	–	–	–	–	(4,792,089)	–	(4,792,089)

Balance, December 31, 2002		46,861,364	66,757,818	295,000	3,032,627	(50,315,541)	–	19,769,904

Exercise of warrants	1.51	6,541,943	7,683,994	–	–	–	–	7,683,994
Exercise of options	1.43	3,636,600	5,204,175	–	–	–	–	5,204,175
Private placement	1.80	5,600,000	9,416,731	–	–	–	–	9,416,731
Shares issued for mineral property	1.38	10,000,000	13,800,000	–	–	–	–	13,800,000
Fair value of stock options exercised	-	–	430,000	–	(430,000)	–	–	–
Loss for the year	-	–	–	–	–	(13,043,469)	–	(13,043,469)
Stock based compensation	-	–	–	–	2,131,739	–	–	2,131,739
Exercise of warrants - fair value	-	–	7,019,962	–	–	–	–	7,019,962

Balance, December 31, 2003		72,639,907	110,312,680	295,000	4,734,366	(63,359,010)	–	51,983,036

Exercise of warrants	1.81	2,137,772	3,785,490	–	–	–	–	3,785,490
Exercise of options	1.16	835,700	969,580	–	–	–	–	969,580
Shares issued for mineral property	2.98	11,000,000	32,780,000	–	–	–	–	32,780,000
Fair value of stock options exercised	-	–	239,915	–	(239,915)	–	–	–
Loss for the year	-	–	–	–	–	(3,695,616)	–	(3,695,616)
Warrants expired unexercised	-	–	–	(221,250)	221,250	–	–	–
Exercise of warrants - fair value	-	–	73,750	(73,750)	–	–	–	–
Stock based compensation	-	–	–	–	2,473,354	–	–	2,473,354

Balance, December 31, 2004		86,613,379	148,161,415	–	7,189,055	(67,054,626)	–	88,295,844

Exercise of warrrants	0.91	5,500,000	5,018,062	–	–	–	–	5,018,062
Exercise of options	0.96	1,572,000	1,509,120	–	–	–	–	1,509,120
Exercise of warrants - fair value	-	–	2,844,879	–	–	–	–	2,844,879
Stock base compensation	-	–	–	–	476,156	–	–	476,156
Loss for the year	-	–	–	–	–	(1,518,771)	–	(1,518,771)

Balance, December 31, 2005		93,685,379	157,533,476	–	7,665,211	(68,573,397)	–	96,625,290

Exercise of options	1.49	1,193,000	1,782,510	–	–	–	–	1,782,510

Shares issued for cash net of issue costs	2.25	11,200,000	23,058,915	–	–	–	–	23,058,915
Private placement net of issue costs	2.25	3,333,334	7,033,683	–	–	–	–	7,033,683
Shares issued for mineral property	1.90	4,000,000	7,600,000	–	–	–	–	7,600,000
Fair value of stock options exercised	-	–	753,849	–	(753,849)	–	–	–
Compensation warrants	-	–	–	159,000	–	–	–	159,000
Stock based compensation	-	–	–	–	3,610,110	–	–	3,610,110
Loss for the year	-	–	–	–	–	(11,478,000)	–	(11,478,000)

Balance, December 31, 2006		113,411,713	197,762,433	159,000	10,521,472	(80,051,397)	–	128,391,508

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(Expressed in Canadian Dollars unless otherwise stated)

26.	Reconciliation with United States Generally Accepted Accounting Principles (continued)

(f)	Additional disclosures (continued)

Consolidated statements of change in equity (Unaudited)

		Common Shares					Accumulated
							other	Total
	Issue	Number of			Contributed		comprehensive	shareholders'
	Price	shares	Amount	Warrants	surplus	Retained deficit	income	equity
	$		$	$	$	$	$	$

Balance, December 31, 2006		113,411,713	197,762,433	159,000	10,521,472	(80,051,397)	–	128,391,508
Adoption of accounting policy	-	–	–	–	–	–	64,811	64,811
Exercise of options	1.69	3,015,830	5,111,184	–	–	–	–	5,111,184
Shares issued for cash net of issue costs	2.11	57,500,000	121,427,869	–	–	–	–	121,427,869
Shares issued for Hecla Ventures Corp.	2.48	7,930,214	19,666,931	–	–	–	–	19,666,931
Shares issued for Tranter Burnstone Pty Ltd	1.82	19,938,650	36,323,195	–	–	–	–	36,323,195
Share purchase warrants exercised	2.16	1,599,495	3,459,187	–	–	–	–	3,459,187
Fair value of stock options exercised	-	–	2,005,064	–	(2,005,064)	–	–	–
Compensation warrants exercised	-	–	141,582	(141,582)	–	–	–	–
Compensation warrants expired	-	–	–	(17,418)	17,418	–	–	–
Fair value of warrants exercised	-	–	547,107	–	–	–	–	547,107
Warrants issued persuant to share issuance	-	–	–	16,210,226	–	–	–	16,210,226
Stock based compensation	-	–	–	–	5,633,276	–	–	5,633,276
Loss for the year	-	–	–	–	–	(51,509,832)	–	(51,509,832)
Fair value adjustment - financial instruments	-	–	–	–	–	–	538,061	538,061
Mark-to-market fair value adjustment	-	–	–	–	–	–		–

Balance, December 31, 2007		203,395,902	386,444,552	16,210,226	14,167,102	(131,561,229)	602,872	285,863,523
Fair value of options exercised		-	2,076,452	-	(2,076,452)	-	-	-
Fair value of warrants exercised		-	545,894		-	-	-	545,894
Share purchase options exercised	2.07	2,250,386	4,655,242	-	-	-	-	4,655,242
Shares issued to CW Properties LLC, February 2008	2.97	10,000	29,700	-	-	-	-	29,700
Shares issued for Rusaf Gold Limited, April 2008	3.45	6,613,636	22,787,802	-	-	-	-	22,787,802
Shares issued for Rusaf Gold Limited, July2008	3.49	22,041	76,923	-	-	-	-	76,923
Shares issued for Puma Gold (Pty) Ltd, July 2008	3.57	1,862,354	6,648,604	-	-	-	-	6,648,604
Rusaf share purchase warrants exercised, October 2008	1.38	13,333	18,409	-	-	-	-	18,409
Share purchase warrants exercised	1.68	998,890	1,677,909	-	-	-	-	1,677,909
Warrants issued persuant to Senior Secured Notes				6,616,856	-	-	-	6,616,856
Stock based compensation		-	-	-	10,411,804	-	-	10,411,804
Options and warrants issued on acquisition of Rusaf Gold Limited		-	-	-	1,755,067	-	-	1,755,067
Loss for the period		-	-	-		(84,433,085)	-	(84,433,085)
Unrealized loss on available-for-sale financial instruments		-	-	-	-	-	(2,701,256)	(2,701,256)
Accumulated unrealized gain on foreign exchange translation of self-sustaining foreign operations		-	-	-	-	-	2,311,387	2,311,387

Balance, December 31, 2008		215,166,542	424,961,487	22,827,082	24,257,521	(215,994,314)	213,003	256,264,779
Equity line: shares issued for cash, net of share issue costs	1.37	2,846,800	3,910,984	-	-	-	-	3,910,984
Public offering: shares issued for cash, net of share issue costs	1.15	115,000,000	132,699,566	5,307,983	-	-	-	138,007,549
Options exercised	2.04	1,124,675	2,293,644	-	(809,167)	-	-	1,484,477
Shares issued for mineral properties	1.76	20,000	35,200	-	-	-	-	35,200
Warrants expired	-	-	-	(16,210,226)	16,210,226	-	-	-
Future income tax on expired share purchase warrants					(1,293,750)			(1,293,750)
Stock-based compensation	-	-	-	-	12,104,310	-	-	12,104,310
Loss for the period	-	-	-	-	-	(47,806,556)	-	(47,806,556)
Unrealized gain on available-for-sale financial instruments	-	-	-	-	-	-	3,025,751	3,025,751
Accumulated unrealized loss on foreign exchange translation of self-sustaining operations	-	-	-	-	-	-	(27,779,605)	(27,779,605)

Balance, December 31, 2009		334,158,017	563,900,881	11,924,839	50,469,140	(263,800,870)	(24,540,851)	337,953,139

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(Expressed in Canadian Dollars unless otherwise stated)

26.	Reconciliation with United States Generally Accepted Accounting Principles (continued)

(g) New US GAAP pronouncements adopted

(i) FASB Accounting Standard Codification (“ASC”) No. 805, Business Combinations (“ASC 805”)

ASC 805, Business Combinations establishes principles and requirements for how the acquirer recognizes and measures the identifiable assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of ASC 805 had no impact on the Company’s financial statements for the year ended December 31, 2009 as the Company did not complete any business combinations during the year.

(ii) FASB Accounting Standard Codification (“ASC”) No. 855, Subsequent events (“ASC 855”)

The FASB issued ASC 855, Subsequent events, which establishes general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This Standard is effective for interim or annual periods ending after June 15, 2009 and its adoption had no impact on the Company’s financial statements.

(iii) FSAB Accounting Standards Codification (“ASC”) 825, Financial Instruments (“ASC 825”)

The FASB issued ASC 825, Financial Instruments, which requires disclosures about fair value of financial instruments in interim financial statements of public companies (rather than just annually), and requires those disclosures in summarized financial information at interim periods. ASC 825 is effective for periods ending after June 15, 2009. The adoption of this Standard had no significant impact of the Company’s financial statements.

(iv) FSAB Accounting Standards Codification (“ASC”) 820 – Fair Value Measurements and Disclosures (“ASC 820”)

This Standard provides additional guidance to highlight and expands on the factors that should be considered in estimating fair value when there has been a significant decrease in market activity for a financial asset. The Standard is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. In the period of adoption, a reporting entity must disclose any changes in valuation techniques and related inputs resulting from the application of this Standard, and quantify the total effect of the change in valuation techniques and related inputs, if practicable, by major category. The adoption of this Standard had no impact on the Company’s results of operations and financial position.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
(Expressed in Canadian Dollars unless otherwise stated)

26.	Reconciliation with United States Generally Accepted Accounting Principles (continued)

(g) New US GAAP pronouncements adopted (continued)

(v) FSAB Accounting Standards Codification (“ASC”) 860 – Transfers and Servicing (“ASC 860”)

ASC 860 eliminated the concept of a qualifying special-purpose entity. Therefore, formerly qualifying special-purpose entities should be evaluated for consolidation by reporting entities on and after the effective date in accordance with the applicable consolidation guidance. If the evaluation on the effective date results in consolidation, the reporting entity should apply the transition guidance provided in the pronouncement that requires consolidation. The Standard is effective for interim and annual periods ending after November 15, 2009, with early adoption prohibited. The adoption of this Standard had no impact on the Company’s results of operations and financial position.

(h) New US GAAP pronouncement issued but not yet adopted

(i) FASB Accounting Standard Codification (“ASC”) No. 810, Consolidations (“ASC 810”)

The FASB issued ASC 810, Consolidations, eliminates the quantitative approach previously required for determining the primary beneficiary of a variable interest entity, among other changes. This Standard is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reports beginning thereafter. Earlier application is prohibited. The Company is currently evaluating the impact of the adoption of this standard on the Company’s results of operations and financial position.

GREAT BASIN GOLD LTD.
Consolidated Schedules of Pre-development Expenses
(Expressed in Canadian Dollars)

		Year ended	Year ended
Mineral Property Interests		December 31	December 31
	Note	2009	2008
Burnstone - Pre-development
Mine development
Establishment work		$–	$193,475
Equipment rental and services		–	892,541
Surface infrastructure		–	658,127
Portal construction		–	1,292,687
Underground access and infrastructure		–	5,558,031
Depreciation		–	1,144,751
Other cost
Access road		–	470,575
Operational cost		–	4,801,643
Long hole stoping pilot project		–	192,504
Waste rock dump		–	27,063
Vertical shaft		–	7,778,719
Energy project		–	86,256
Permanent infrastructure - surface		–	582,674
Pre-development expenses before the following		–	23,679,046
Office and administration		–	414,214
Pre-development expenses incurred during the year		–	24,093,260
Cumulative pre-development expenditures, beginning of year		39,173,505	15,080,245
Cumulative pre-development expenditures, end of year		39,173,505	39,173,505

Hollister - Pre-development
Depreciation		1,731,776	1,673,964
Property evaluation		439,024	–
Surface infrastructure		–	1,880,509
Underground access and infrastructure development		20,151,560	25,274,165
Operational costs		2,487,259	9,013,695
Pre-development expenses before the following		24,809,619	37,842,333
Office and administration		1,059,108	661,970
Pre-development expenses incurred during the year		25,868,727	38,504,303
Cumulative pre-development expenditures, beginning of year		56,854,588	18,350,285
Cumulative pre-development expenditures, end of year		82,723,315	56,854,588

Total pre-development expenses before the following		24,809,619	61,521,379
Office and administration	21 (b)	1,059,108	1,076,184
Total pre-development expenses incurred during the year		25,868,727	62,597,563
Cumulative pre-development expenditures, beginning of year		96,028,093	33,430,530
Cumulative pre-development expenditures, end of year		$121,896,820	$96,028,093

See accompanying notes to consolidated financial statements.

GREAT BASIN GOLD LTD.
Consolidated Schedules of Exploration Expenses
(Expressed in Canadian Dollars)

		Year ended	Year ended
Mineral Property Interests		December 31	December 31
	Note	2009	2008
Burnstone - Exploration
Assays and analysis		$27,504	$40,817
Drilling		201,635	2,342,178
Engineering		–	62,128
Equipment rental		3,470	19,461
Geological		63,757	669,751
Graphics		592	5,596
Property fees and exploration option payments		136	7,749
Site activities		270,232	104,787
Exploration expenses before the following		567,326	3,252,467
Office and administration		–	56,895
Exploration expenses incurred during the year		567,326	3,309,362
Cumulative exploration expenditures, beginning of year		31,042,717	27,733,355
Cumulative exploration expenditures, end of year		31,610,043	31,042,717

Hollister - Exploration
Assays and analysis		209,450	1,348,040
Drilling		6,886,082	8,316,210
Engineering		711,650	66,888
Environmental, socio-economic and land		1,689,553	1,086,029
Freight		190,305	–
General office and administration		853,381	–
Geological		150,370	(19,146)
Graphics		–	3,578
Property fees and exploration option payments		73,091	133,747
Site activities		2,953,620	281,851
Exploration expenses before the following		13,717,502	11,217,197
Office and administration		–	196,221
Exploration expenses incurred during the year		13,717,502	11,413,418
Cumulative exploration expenditures, beginning of year		45,195,303	33,781,885
Cumulative exploration expenditures, end of year		58,912,805	45,195,303

Rusaf Gold - Exploration
Assays and analysis		330,944	938,192
Depreciation		298,837	218,553
Drilling		11,489	2,492,273
Engineering		32,032	186,313
Equipment rental		–	477,055
Freight		86,452	450,618
Geological		202,750	935,816
Graphics		–	16,494
Property fees and exploration option payments		445,495	329,373
Site activities		714,010	1,494,118
Exploration expenses incurred during the year		2,122,009	7,538,805
Cumulative exploration expenditures, beginning of year		7,538,805	–
Cumulative exploration expenditures, end of year	15 (c)	9,660,814	7,538,805

GREAT BASIN GOLD LTD.
Consolidated Schedules of Exploration Expenses
(Expressed in Canadian Dollars)

		Year ended	Year ended
Mineral Property Interests		December 31	December 31
	Note	2009	2008
Other - Exploration
Assays and analysis		$43	$284,553
Depreciation		13,817	14,459
Drilling		–	6,605
Engineering		–	62,721
Equipment rental		49,966	139,746
Freight		3,380	141,198
Geological		89,250	473,250
Property fees and exploration option payments		2,272	103,863
Site activities and closure		26,487	384,967
Transportation		–	29,790
Exploration expenses incurred during the year		185,215	1,641,152
Cumulative exploration expenditures, beginning of year		4,169,243	2,528,091
Cumulative exploration expenditures, end of year		4,354,458	4,169,243

Total exploration expenses before the following		16,592,052	23,649,621
Office and administration	21 (b)	–	253,116
Total exploration expenses incurred during the year		16,592,052	23,902,737
Cumulative exploration expenditures, beginning of year		87,946,068	64,043,331
Cumulative exploration expenditures, end of year		$104,538,120	$87,946,068

See accompanying notes to consolidated financial statements.